                                 This Prospectus Supplement is filed pursuant to
                                Rule 424(b) (3) under the Securities Act of 1933
                                                    (Registration No. 333-86835)

Prospectus Supplement
To Prospectus
Dated May 11, 2001

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                              dj Orthopedics, LLC
                       DJ Orthopedics Capital Corporation
                   12 5/8% Senior Subordinated Notes due 2009
        Attached is the Current Report on Form 8-K Filed August 27, 2001

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 8-K

                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)                 August 27, 2001

                              DJ ORTHOPEDICS, LLC
             (Exact name of registrant as specified in its charter)

          DELAWARE                       333-86835                     52-2165554
(State or Other Jurisdiction     (Commission File Number)           (I.R.S. Employer
      of Incorporation)                                            Identification No.)

                       DJ ORTHOPEDICS CAPITAL CORPORATION
             (Exact name of registrant as specified in its charter)

          DELAWARE                       333-86835                     52-2157537
(State or Other Jurisdiction     (Commission File Number)           (I.R.S. Employer
      of Incorporation)                                            Identification No.)

                                 DONJOY, L.L.C.
             (Exact name of registrant as specified in its charter)

          DELAWARE                       333-86835                     33-0848317
(State or Other Jurisdiction     (Commission File Number)           (I.R.S. Employer
      of Incorporation)                                            Identification No.)

                               2985 SCOTT STREET
                            VISTA, CALIFORNIA 92083
                        (Address of principal executive
                          offices including Zip Code)

                                 (800) 336-5690

              (Registrant's telephone number, including area code)

                                      N.A.
    ------------------------------------------------------------------------
         (Former name or former address, if changed since last report)

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EXPLANATORY NOTE

This integrated Form 8-K is filed pursuant to the Securities Exchange Act of 1934, as amended, for each of DonJoy, L.L.C. ("DonJoy"), a Delaware limited liability company, dj Orthopedics, LLC ("dj Ortho"), a Delaware limited liability company and a wholly-owned subsidiary of DonJoy, and DJ Orthopedics Capital Corporation ("DJ Capital"), a Delaware corporation and a wholly-owned subsidiary of dj Ortho. DJ Capital was formed solely to act as a co-issuer (and as a joint and several obligor) with dj Ortho of $100,000,000 aggregate principal amount at maturity of 12 5/8% Senior Subordinated Notes due 2009. DJ Capital does not hold any assets or other properties or conduct any business. No separate financial information for DJ Capital has been provided herein because management believes such information would not be meaningful because DJ Capital has no financial or other data to report, and, accordingly, there is no separate information regarding DJ Capital to report herein. DonJoy is a guarantor of the Notes and of dj Ortho's bank borrowings and has no material assets or operations other than its ownership of 100% of dj Ortho's equity interests. dj Ortho represents substantially all of the revenues and net income of DonJoy. As a result, the consolidated financial position and results of operations of DonJoy are substantially the same as dj Ortho's.

ITEM 5. OTHER EVENTS

    Historically, DonJoy, L.L.C. reflected allowances and discounts applicable to the OfficeCare program as selling and marketing expenses. With the growth in the program, management believes that these charges are more appropriately presented as adjustments to revenues, rather than as operating expenses. As a result, DonJoy L.L.C. has reclassified in its historical financial statements $0.6 million, $1.3 million, $3.9 million and $1.2 million of charges for the years ended December 31, 1998, 1999 and 2000 and the first six months of 2000, respectively, which were previously included in selling and marketing expenses, against revenues related to the OfficeCare program. This reclassification had no effect in net income (loss) for the foregoing periods. DonJoy, L.L.C.'s consolidated financial statements as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 and at June 30, 2001 and for the six months ended July 1, 2000 and June 30, 2001 reflecting such reclassifications are filed under Item 7 of this Report.

    Set forth below is the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations based on such reclassified financial statements.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

    DonJoy is a guarantor of the notes and of the credit facility and has no material assets or operations other than its ownership of all dj Ortho's equity interests. As a result, the discussion below of the historical consolidated financial position and results of operations of DonJoy is substantially the same as dj Ortho's. No financial information of DJ Capital, the co-issuer of the notes, is included herein because management believes such information would not be material given that DJ Capital has no assets, liabilities or operations.

RECAPITALIZATION

    On June 30 1999, we consummated a $215.3 million recapitalization. In connection with the recapitalization transactions, we established dj Ortho and DJ Capital Corporation (DJ Capital), a co-issuer of our senior subordinated notes with no material assets or operations. DonJoy, L.L.C. sold all of its net assets to dj Ortho for cash which was funded with the net proceeds of $100.0 million principal amount of 12 5/8% senior subordinated notes issued by dj Ortho and DJ Capital, as co-issuers, and the remainder by funds borrowed by dj Ortho under a senior credit facility. In addition, new investors, including three members of our senior management, invested new capital of $94.6 million in equity in DonJoy, L.L.C. The proceeds of the equity investment together with debt financings were used as follows:

    - approximately $199.1 million as consideration paid to redeem a portion of members' equity from our former parent, and

    - approximately $8.8 million to pay costs and fees in connection with the recapitalization.

    As part of the recapitalization agreement, immediately prior to the recapitalization, our former parent made a capital contribution in an amount equal to our then existing cash balance. In addition, it canceled current and deferred liabilities due to our former parent and assumed a then existing restructuring reserve which resulted in an additional capital contribution in those amounts. These amounts aggregated $47.9 million and were treated as a capital contribution by our former parent to our members' equity.

ACQUISITIONS AND OTHER RECENT TRANSACTIONS

    In accordance with a unit purchase agreement dated as of June 28, 2000, the former parent sold its remaining interest in 54,000 common units in DonJoy, L.L.C. to J.P. Morgan DJ Partners, LLC Partners and certain members of management for $5.9 million. JPMDJ Partners purchased 52,495 common units for a total consideration of $5.7 million and the members of management purchased the remaining 1,505 units for a total consideration of $0.2 million, which they financed by cash and promissory notes issued to us.

    On July 7, 2000, we completed the purchase of specified assets and assumed specified liabilities related to the rehabilitation business, referred to in this Report on Form 8-K as Orthotech or the Orthotech business, of DePuy Orthopedic Technology, Inc., a subsidiary of Johnson & Johnson. We acquired Orthotech for a purchase price of $46.4 million in cash, exclusive of transaction fees and expenses. Orthotech developed, manufactured, and marketed an array of orthopedic products for the orthopedic sports medicine market including braces, soft goods and specialty products which were similar to the products offered by us. Orthotech also had an inventory management and billing program that complemented our OfficeCare program. We purchased primarily inventory, equipment and certain intellectual property. We were not required to assume any liabilities existing prior to the closing date. The Orthotech acquisition has been accounted for using the purchase method of accounting whereby the total purchase price has been allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair market values.

    Effective March 5, 2001, we invested in an Australian joint venture, dj Orthopaedics Pty Ltd (dj Australia) which is 60% owned by dj Ortho. dj Australia has replaced our Smith & Nephew distributor in Australia and also sells two new product lines.

    On June 1, 2001, we completed the acquisition of substantially all of the assets and liabilities of Alaron Technologies, L.L.C. for an aggregate purchase price of $500,000 in cash, payable in four equal installments of $125,000 each, the first two of which have been paid, with the two remaining payments due on October 1, 2001 and November 30, 2001. Alaron provided product development, manufacturing and supply chain management services related to medical and surgical devices. We purchased primarily equipment and acquired technology. The Alaron acquisition has been accounted for using the purchase method of accounting whereby the total purchase price has been allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair market values. The acquisition also provided order fulfillment and supply chain management systems and software for our new Alaron Surgical division. These systems will allow us to better serve the overall sports medicine market by offering our surgical products in procedure-specific kits. In connection with the Alaron acquisition, we entered into an employment agreement with Paul K. Nichols, a principal owner of Alaron Technologies, L.L.C., who serves as a Senior Vice President and head of the Alaron Surgical division.

PENDING ACQUISITIONS

    We have executed letters of intent to acquire two European orthopedic products manufacturers and distributors. We intend to acquire Ro+Ten SRL, a manufacturer of soft goods and our current distributor in Italy, and its Swiss affiliate, Orthoservice AG, which manufactures orthopedic products for Ro+Ten, for an aggregate purchase price of approximately $9.5 million in cash and an additional $0.5 million if specified performance targets are met. Consummation of the acquisitions is subject to completion of our due diligence, execution of definitive agreements, receipt of necessary financing and the receipt of necessary regulatory approvals and, accordingly, we cannot assure you that either of these acquisitions will be consummated. If consummated, we anticipate that these transactions would close during the first quarter of 2002. Our acquisition of these companies is part of our strategy to expand our direct distribution capability in selected international markets where we believe that there is significant potential to increase sales due to high per capita health care expenditures.

SEGMENTS

    We are a world leading designer, manufacturer and marketer of products for the orthopedic sports medicine market. Our product lines include rigid knee braces, soft goods, a portfolio of specialty and other complementary orthopedic products and our recently introduced line of surgical products. Our rigid knee braces include ligament braces, which provide durable support for knee ligament instabilities, post-operative braces, which provide both knee immobilization and a protected range of motion, and osteoarthritic braces, which provide relief of knee pain due to osteoarthritis. Our soft goods products, most of which are fabric or neoprene-based, provide support and/or heat retention and compression for injuries to the knee, ankle, back and upper extremities, including the shoulder, elbow, neck and wrist. Our portfolio of specialty and other complementary orthopedic products, which are designed to facilitate orthopedic rehabilitation, include lower extremity walkers, upper extremity braces, cold therapy systems and pain management delivery systems. Our recently introduced surgical products include fixation devices for soft tissue repair in the knee as well as to address cartilage damage due to trauma or osteoarthritis. The rigid knee brace product lines and the soft goods product lines constitute reportable segments under generally accepted accounting principles. See note 7 of the notes to our consolidated financial statements. We began selling our Alaron Surgical products in the third quarter of 2001.

    Set forth below is revenue and gross profit information for our product lines for the years ended December 31, 1998, 1999 and 2000 and the first six months of 2000 and 2001. Gross profit information is presented before brand royalties charged by Smith & Nephew for use of Smith & Nephew trademarks and trade names for periods prior to the June 1999 recapitalization (which charges are no longer incurred by us following the recapitalization), certain other cost of goods sold, primarily manufacturing variances and royalty expenses, which have not been directly allocated to any of the product lines, and freight revenue. See note 9 of the notes to our consolidated financial statements.

                                                  YEARS ENDED DECEMBER 31,       SIX MONTHS ENDED
                                               ------------------------------   -------------------
                                                                                JULY 1,    JUNE 30,
                                                 1998       1999       2000       2000       2001
                                               --------   --------   --------   --------   --------
                                                              (DOLLARS IN THOUSANDS)
RIGID KNEE BRACING:
  Net revenues...............................  $52,473    $52,953    $58,115    $27,672    $32,661
  Gross profit...............................   36,669     37,994     41,189     19,853     23,281
  Gross profit margin........................     69.9%      71.8%      70.9%      71.7%      71.3%
SOFT GOODS:
  Net revenues...............................  $32,010    $38,606    $51,412    $20,563    $30,307
  Gross profit...............................   15,707     18,723     24,662      9,686     13,225
  Gross profit margin........................     49.1%      48.5%      48.0%      47.1%      43.6%
SPECIALTY AND OTHER COMPLEMENTARY ORTHOPEDIC
  PRODUCTS:
  Net revenues...............................  $15,653    $21,344    $29,647    $12,217    $17,895
  Gross profit...............................    7,050      9,447     16,635      6,897      9,649
  Gross profit margin........................     45.0%      44.3%      56.1%      56.5%      53.9%

    Our total gross profit margin before brand royalties, other cost of goods sold not allocable to specific product lines and freight revenue was 59.3%, 58.6%, 59.3%, 60.3% and 57.1% for the years ended December 31, 1998, 1999 and
2000 and the first six months of 2000 and 2001, respectively.

    Our products are marketed under the DonJoy, ProCare and Alaron Surgical brand names through several distribution channels. DonJoy brand product sales represented approximately 75% and 73% of total net revenues, excluding freight revenue, in 2000 and the first six months of 2001, respectively. Excluding freight revenue, we marketed substantially all of our rigid knee braces, approximately 84% of our specialty and other complementary orthopedic products and approximately 41% of our soft goods products under the DonJoy brand name in 2000. ProCare brand product sales represented approximately 25% and 27% of total net revenues, excluding freight revenue, in 2000 and the first six months of 2001, respectively. Excluding freight revenue, we sold approximately 59% of our soft goods products, approximately 16% of our specialty and other complementary orthopedic products and a nominal percentage of our rigid knee braces under the ProCare brand name in 2000. Following the Orthotech acquisition, we sold products under the Orthotech brand; however, in 2000 we integrated Orthotech products into the DonJoy and ProCare brands. Our recently introduced surgical products are marketed under the Alaron Surgical brand name.

DOMESTIC SALES

    In the United States, DonJoy brand products are marketed to orthopedic sports medicine surgeons, orthotic and prosthetic centers, hospitals, surgery centers, physical therapists and athletic trainers. Our surgical products, which are sold under the Alaron Surgical brand name, are marketed to orthopedic sports medicine surgeons, hospitals and surgery centers. Both DonJoy and Alaron Surgical products are sold by 38 commissioned sales agents who employ approximately 210 sales representatives. After a product order is received by a sales representative, we generally ship the product directly to the orthopedic professional and we pay a sales commission to the agent on sales of such products, which commissions are reflected in sales and marketing expense in our consolidated financial statements. Excluding freight revenue, domestic sales of DonJoy brand products represented approximately 63% and 64% of total net revenues in 1999 and 2000, respectively, and 63% and 60% of total net revenues in the first six months of 2000 and 2001, respectively.

    Our ProCare products are sold in the United States to third party distributors, including large, national distributors, regional specialty dealers and medical products buying groups who generally purchase such products at a discount from list prices. These distributors then resell ProCare products to large hospital chains, hospital buying groups, primary care networks and orthopedic physicians for use by the patients. Excluding freight revenue, domestic sales of ProCare products represented approximately 22% and 24% of total net revenues in 1999 and 2000, respectively, and 21% and 28% of total net revenues in the first six months of 2000 and 2001, respectively.

    The change in the mix of domestic sales between the DonJoy and ProCare brands has been a direct result of the Orthotech acquisition. A majority of the Orthotech products were soft goods and have been integrated into the ProCare brands, thus increasing the percent of domestic sales sold under the ProCare brand while decreasing the percent of domestic sales sold under the DonJoy brand.

INTERNATIONAL SALES

    Excluding freight revenue, international sales accounted for approximately 17%, 16%, 13%, 15% and 12% of our net revenues, in 1998, 1999 and 2000 and the first six months of 2000 and 2001, respectively. Excluding freight revenue, total sales in Europe, Germany and Canada accounted for 62%, 31% and 11%, respectively, of our 2000 international net revenues and 70%, 37% and 12%, respectively, of our international revenues in the first six months of 2001, with no other country accounting for 10% or more of our international net revenues in 2000 or the first six months of 2001. The decrease in international net revenues as a percentage of total revenues in 2000 and the first six months of 2001 as compared to prior years is a direct result of the Orthotech business, which historically consisted primarily of domestic sales.

    International sales are currently made primarily through two distinct channels: independent third party distributors (such as in Germany) and Smith & Nephew sales organizations within certain major countries (such as Canada). We distribute our products in Australia through dj Australia. Distributors in these channels buy and resell the DonJoy and ProCare brand products within their designated countries. Excluding freight revenue, DonJoy brand products constituted approximately 90%, 86%, 85%, 84% and 82% of international net revenues in 1998, 1999, 2000 and the first six months of 2000 and 2001, respectively. A significant amount of 2000 sales were transferred from Smith & Nephew sales organizations to independent distributors. International sales made through Smith & Nephew sales organizations were 55%, 40%, 20% and 10% of our international sales, exclusive of freight revenue, in 1998, 1999 and 2000 and the first six months of 2001, respectively. We believe future opportunities for sales growth within international markets are significant. We intend to selectively replace our third-party independent distributors with wholly or partially owned distributors in key countries where we believe the opportunity for growth is significant due to higher per capita health care spending. We believe that more direct control of the distribution network in these countries will allow us to accelerate the launch of new products and product enhancements, to benefit from the sale of our higher margin products and to capture the distributor's margin. Our pending acquisitions, if completed, the establishments of our Australian subsidiary and our recent decision not to renew the distribution agreement with our existing distributor in Germany and the United Kingdom effective December 31, 2001 represent our initial steps in pursuing this strategy.

    Since our international sales have historically been made in U.S. dollars, our results of operations have not been directly impacted by foreign currency exchange fluctuations. However, as was the case in 2000, the volume and product mix of international sales has been and may continue to be adversely impacted by foreign currency exchange fluctuations as changes in the rate of exchange between the U.S. dollar and the applicable foreign currency will affect the cost of our products to our customers and thus may impact the overall level of customer purchases. International sales in 2000 were adversely impacted by foreign currency exchange fluctuations as the strengthening of the U.S. dollar against the Euro effectively increased the cost of our products to our European customers. In addition, as we begin to directly distribute our products in selected foreign countries, we expect that future sales of our products in these markets will be denominated in the applicable foreign currencies which would cause currency fluctuations to more directly impact our operating results. We may seek to reduce the potential impact of currency fluctuations on our business through hedging transactions.

    We are also subject to other risks inherent in international operations including political and economic conditions, foreign regulatory requirements, exposure to different legal requirements and standards, potential difficulties in protecting intellectual property, import and export restrictions, increased costs of transportation or shipping, difficulties in staffing and managing international operations, labor disputes, difficulties in collecting accounts receivable and longer collection periods and potentially adverse tax consequences. As we continue to expand our international business, our success will be dependent, in part, on our ability to anticipate and effectively manage these and other risks. These and other factors may have a material adverse effect on our international operations or on our business, financial condition and results of operations.

THIRD PARTY REIMBURSEMENT; HEALTH CARE REFORM; MANAGED CARE

    While national health care reform and the advent of managed care has impacted the orthopedic sports medicine market, its impact has not been as dramatic as experienced by other sectors of the health care market, such as long term care, physician practice management and managed care (capitation) programs. In recent years, efforts to control medical costs within the United States have been directed towards scrutiny of medical device reimbursement codes, whereby devices are classified to determine the reimbursement levels including reimbursement for products packaged with related orthopedic procedures. Reimbursement codes covering certain of our products have been redefined, thereby reducing the breadth of products for which reimbursement can be sought under recognized codes. We expect that reduction in the total dollar value eligible for reimbursement will occur in the future as the reform process continues.

    In international markets, while the movement toward health care reform and the development of managed care are generally not as advanced as in the United States, we have experienced some downward pressure on the pricing of certain of our products and other effects of health care reform similar to those we have experienced in the United States. We expect health care reform and managed care to continue to develop in primary international markets, including Europe and Japan, which will result in further downward pressure on product pricing.

    A further result of managed care and the related pressure on costs has been the advent of buying groups in the United States which enter into preferred supplier arrangements with one or more manufacturers of orthopedic or other medical products in return for volume commitments and price discounts. We have entered into national contracts with selected buying groups and expect to enter into additional national contracts in the future. We believe that the high level of product sales to such groups, to the extent such groups are able to command a high level of compliance by their members with the preferred supplier arrangements, and the opportunity for increased market share can offset the financial impact of the price discounting under such contracts. Accordingly, although we cannot assure you, we believe that such price discounting will not have a material adverse effect on our operating results in the future.

OFFICECARE PROGRAM

    In 1996, in response to the needs of our customers, we launched OfficeCare, an inventory management and insurance billing program for our U.S. orthopedic sports medicine surgeons. Under the OfficeCare program, we provide the orthopedic sports medicine surgeon with an inventory of orthopedic products for immediate disbursement to the patient. We then seek reimbursement directly from the patient's insurance company or other third party payor or from the patient where self-pay is applicable. The majority of these billings are performed by an independent third-party contractor.

    Since its inception, the OfficeCare program has been promoted specifically to provide our orthopedic sports medicine surgeons with a broad array of soft goods and certain other specialty products for immediate patient use. The OfficeCare program is also intended to facilitate the introduction of our products to the orthopedic sports medicine surgeons who had not previously been our customers.

    The OfficeCare program represented approximately 6%, 10%, 10% and 17% of our net revenues, excluding freight revenue, for 1999 and 2000 and the first six months of 2000 and 2001, respectively, with sales of soft goods and specialty and other complementary orthopedic products representing the majority of such sales. The OfficeCare program involves our lower margin soft goods products, but is designed to also strengthen our relationship with the customer, and serves to provide a pull-through effect for both existing and planned sales of our higher margin products. The OfficeCare program has historically experienced a strong growth rate, with an increase of sales, of 42% in 1999 over 1998, 99% in 2000 over 1999 and 127% for the first six months of 2001 over the first six months of 2000. The increases in 2000 and the first six months of 2001 are primarily due to the Orthotech acquisition.

    As a result of the growth of the program, our working capital needs have significantly increased due to higher levels of accounts receivable and inventories necessary to operate the program. Historically, we reflected allowances and discounts applicable to the OfficeCare program as selling and marketing expense. With the growth in the program, management believes that these charges are more appropriately presented as adjustments to revenues, rather than as operating expense. As a result, we reclassified $0.6 million, $1.3 million, $3.9 million and $1.2 million of charges for the years ended December 31, 1998, 1999 and 2000 and the first six months of 2000, respectively, which were previously included in selling and marketing expenses, against revenues related to our OfficeCare program.

SMITH & NEPHEW ALLOCATIONS AND SALES

    Prior to December 29, 1998, our business was operated as the Bracing & Support Systems Division of Smith & Nephew. Effective December 29, 1998,
Smith & Nephew contributed the Division's net assets and shares of a Mexican subsidiary to us, then a newly formed Delaware limited liability company, the sole member of which was Smith & Nephew. Accordingly, the contribution has been accounted for on a predecessor basis for financial reporting purposes.

    As a result of formerly being a division of Smith & Nephew, our historical results of operations prior to the June 1999 recapitalization reflect certain direct charges from Smith & Nephew as well as certain allocations of Smith & Nephew's overhead and other expenses. These amounts were charged or allocated to us on the basis of direct usage where identifiable, with the remainder allocated to us on the basis of its annual sales or the capital employed by Smith & Nephew in our business. See note 9 of the notes to our consolidated financial statements.

    The following is a summary of such charges and allocations and their applicability to us on a stand-alone basis following the recapitalization:

    (1) Charges for brand royalties historically included in cost of goods sold resulting from our use of the Smith & Nephew trademarks and trade name. These charges were $3.2 million and $1.8 million in 1998 and 1999, respectively. As a result of the recapitalization on June 30,

       1999, we no longer have the right to use the Smith & Nephew trademarks and trade names and, accordingly, these charges are no longer incurred by us.

    (2) Foreign sales corporation commissions historically included in general and administrative expense paid by us on sales to foreign sales corporations established by Smith & Nephew. The use of sales corporations was a tax planning strategy for Smith & Nephew. These charges were $0.4 million in 1998. As of January 1999, we no longer incurred these charges.

    (3) Smith & Nephew allocations for a portion of its corporate managed accounts and new business expense and corporate management expense historically were included in general and administrative expense. These allocations were $1.7 million and $1.0 million in 1998 and 1999, respectively. These allocations were for a portion of Smith & Nephew's overhead expenses that we have not incurred or replaced following the recapitalization.

    (4) Smith & Nephew allocations for research and development and for finance (risk management, treasury, audit and taxes), human resources and payroll, and legal services historically provided by Smith & Nephew to us were included in general and administrative expense. These allocations were $1.7 million and $0.8 million in 1998 and 1999, respectively. These allocations were for a portion of Smith & Nephew's overhead expenses. On a stand-alone basis, we have replaced these services provided by Smith & Nephew following the recapitalization and we have incurred additional expenses associated with external auditing and periodic filings with the Securities and Exchange Commission. We estimate that the aggregate annual cost of replacing these services and such additional expenses was approximately $0.8 million following the recapitalization.

    (5) Other allocations relating to bonuses, pension and insurance historically included in cost of goods sold, sales and marketing expense and general and administrative expense, and charges for payroll taxes and benefits and direct legal expenses incurred by Smith & Nephew on our behalf were included in general and administrative expense. These costs and expenses are of a nature we continue to incur on a stand-alone basis following the recapitalization.

    Under a transition services agreement entered into in connection with the recapitalization, Smith & Nephew continued to provide certain of the administrative services referred to in paragraph (4) above as required by us through November 30, 2000. We have replaced the services provided by Smith & Nephew with internal staff, including the addition of new employees and through arrangements with third party providers. As noted above, we estimate that the services described in paragraph (4) above (which are reflected as general and administrative expense following the recapitalization) have cost us approximately $0.8 million following the recapitalization.

    For the years ended December 31, 1998, 1999 and 2000 and the first six months of 2000 and 2001, sales to Smith & Nephew and its affiliates (including Smith & Nephew's sales organizations) were $10.7 million, $8.3 million, $4.6 million, $2.0 million and $0.9 million, respectively, or 11%, 7%, 2%, 3% and 1% respectively, of total sales, excluding freight revenue, for these periods. International sales made through Smith & Nephew sales organizations were 55%, 40%, 20% 23% and 10% of international sales, excluding freight revenue, in 1998, 1999 and 2000 and the first six months of 2000 and 2001, respectively. In connection with the recapitalization, Smith & Nephew and its sales organizations, which distribute our products internationally entered into agreements with us regarding the purchase of our products following consummation of the recapitalization. However, neither Smith & Nephew nor such sales organizations have any obligation to purchase any specific or minimum quantity of products pursuant to such agreements.

MANUFACTURING COST REDUCTION INITIATIVES

    Over the past several years, we have undertaken initiatives designed to further strengthen our overall manufacturing cost structure and improve operating efficiency. In order to take advantage of the lower labor costs in Mexico, in 1993 we began manufacturing certain of our labor intensive operations, principally sewing, final assembly and packaging, in Tijuana, Mexico. In 1998, we completed the consolidation of our domestic operations into one location in Vista, California. As a result, we incurred $2.5 million of restructuring costs in 1998, substantially all of which related to lease termination costs on the vacated facility. Pursuant to the recapitalization agreement, the remainder of the restructuring reserve, which amounted to $0.9 million at June 29, 1999 and consisted of the remaining lease obligations on the vacated facility, was assumed by Smith & Nephew. In addition, in 1998 general and administrative expense included $0.2 million of costs related to moving costs resulting from the consolidation of the facilities. Operating results for the first three quarters of 1998 were adversely affected by the consolidation and integration of the manufacturing operations of the DonJoy and ProCare brands which were previously separate and distinct, but returned to prior levels in the fourth quarter of 1998 and sustained these levels through the remainder of 1999 and 2000.

    In 2000, we completed the consolidation of the Orthotech operations into our Vista, California location. Operating results for the last two quarters of 2000 were adversely affected by the consolidation and integration of the manufacturing operations of the Orthotech brands which were previously separate and distinct.

    We have identified additional opportunities to reduce manufacturing costs and improve operating efficiency. In 2001 we consolidated our two separate Mexican operations into one campus location and have listed the vacated facility for sale. We have recently leased additional space in Mexico, directly within the current campus. Consolidation of these facilities will enable us to continue to take advantage of the lower labor costs in Mexico and utilize the resulting additional capacity in our U.S. facilities to manufacture our more technologically advanced, high value products. We have begun to take advantage of our operating efficiencies by moving our post operative and walker lines to Mexico. By upgrading our computer systems to achieve more efficient production, we expect to achieve material and labor cost reductions as well as economies of scale across our entire manufacturing operation. We have converted our manufacturing scheduling to produce finished goods upon customer demand. We will further convert our procurement process to enable us to replenish our supply of raw materials upon usage. Both processes will allow us to decrease the level of inventory necessary to operate the business and reduce the risk of excess and obsolete inventory. We have also reorganized our manufacturing facility into product focused groups. The reorganization and streamlining of the manufacturing facility is expected to reduce the total manufacturing costs, principally overhead costs. In addition, we intend to further automate our manufacturing operations in the rigid knee brace product line through the use of more technologically advanced fabrication and equipment systems. We will continue to rationalize raw materials used in the production of our existing products, thereby enabling us to leverage our purchasing power. Finally, in order to achieve further cost savings, we intend to further reduce the number of stock keeping units (SKUs) without impacting service or breadth of our product range.

BASIS OF PRESENTATION; TAXES

    Our former parent files a consolidated federal income tax return which includes all of its eligible subsidiaries and divisions, which included us prior to the recapitalization. The provision for income taxes has been presented assuming we filed a separate federal income tax return. The recapitalization had no impact on the historical basis of our assets and liabilities as reflected in our consolidated financial statements except for the elimination of the remaining restructuring reserve and the intercompany accounts. However, as a result of the recapitalization, for federal income tax purposes, we have recorded an increase in the tax basis of our fixed and intangible assets in an amount approximately equal to the taxable gain recognized by Smith & Nephew on the sale of its interest in us. As a result, after the recapitalization, for tax purposes we are able to depreciate assets with a higher tax basis than for financial reporting purposes. The increase in tax basis as of December 31, 1999 was as follows (in thousands):

Inventory...................................................  $  3,670
Property, plant & equipment.................................     4,145
Goodwill....................................................   130,543
                                                              --------
                                                              $138,358
                                                              ========

    The Orthotech acquisition also resulted in an increase in the tax basis due to the fixed and intangible assets acquired. The increase in tax basis due to the Orthotech acquisition is equal to the amounts we recorded under purchase accounting. See note 2 of the notes to our consolidated financial statements.

    Prior to the recapitalization, our results of operations were included in the consolidated federal income tax returns that Smith & Nephew filed in the United States and the historical financial statements reflect a provision for income taxes assuming that we had filed a separate federal income tax return. As limited liability companies, DonJoy, L.L.C. and dj Ortho are not subject to income taxes following the recapitalization. Instead, DonJoy, L.L.C.'s earnings following the recapitalization are allocated to its members and included in the taxable income of the members. The indenture governing our senior subordinated notes and the credit facility currently permit dj Ortho to make distributions to DonJoy, L.L.C. in certain amounts to allow DonJoy, L.L.C. to make distributions to its members to pay income taxes in respect of their allocable share of taxable income.

RESULTS OF OPERATIONS

    We operate our business on a manufacturing calendar, with our fiscal year always ending on December 31. Each quarter is 13 weeks, consisting of one five-week and two four-week periods. The first and fourth quarters may have more or less working days from year to year based on what day of the week holidays fall on. The first six months of 2001 contained one less business day than the first six months of 2000, which resulted in approximately $0.7 million less revenue in the first six months of 2001 as compared to the first six months of 2000.

    In the fourth quarter of 2000, we adopted Emerging Issues Task Force (EITF) Issue 00-10 "Accounting for Shipping and Handling Fees and Costs." As a result, we have reclassified $3.5 million, $3.5 million, $4.4 million, and $1.9 million for December 31, 1998, 1999 and 2000 and the first six months of 2000, respectively, of freight revenue from sales and marketing expenses into net revenues. We continue to include freight expenses in sales and marketing expense.

    The following table sets forth our operating results as a percentage of net revenues:

                                                     YEARS ENDED
                                                     DECEMBER 31,                     SIX MONTHS ENDED
                                         ------------------------------------   ----------------------------
                                           1998          1999          2000     JULY 1, 2000   JUNE 30, 2001
                                         --------      --------      --------   ------------   -------------
Net revenues:
  Rigid knee bracing...................    50.6%         45.5%         40.5%        44.4%           39.2%
  Soft goods...........................    30.9          33.2          35.8         33.0            36.4
  Specialty and other complementary
    orthopedic products................    15.1          18.3          20.6         19.6            21.5
                                          -----         -----         -----        -----           -----
Revenues from product lines............    96.6          97.0          96.9         97.0            97.1
  Freight revenue......................     3.4           3.0           3.1          3.0             2.9
                                          -----         -----         -----        -----           -----
Total consolidated net revenues........   100.0         100.0         100.0        100.0           100.0
Cost of goods sold.....................    44.8          44.4          41.9         40.4            41.6
                                          -----         -----         -----        -----           -----
Gross profit...........................    55.2          55.6          58.1         59.6            58.4
  Sales and marketing..................    26.7          24.9          26.9         25.2            28.2
  General and administrative...........    15.9          14.4          13.8         14.5            14.5
  Research and development.............     2.2           1.8           1.7          1.9             1.6
  Merger and integration costs.........      --            --           0.3           --              --
  Restructuring costs..................     2.3            --            --           --              --
                                          -----         -----         -----        -----           -----
Income from operations.................     8.1          14.5          15.4         18.0            14.1
Interest expense.......................      --          (6.5)        (11.8)       (12.2)          (11.2)
Interest income........................      --           0.2           0.3          0.4             0.2
Discontinued acquisition costs.........      --            --          (0.3)          --              --
                                          -----         -----         -----        -----           -----
Income before income taxes.............     8.1           8.2           3.6          6.2             3.1
Provision for income taxes.............    (3.3)         (2.1)           --           --              --
                                          -----         -----         -----        -----           -----
Net income.............................     4.8%          6.1%          3.6%         6.2%            3.1%
                                          =====         =====         =====        =====           =====

    The following table summarizes certain of our operating results by quarter for 1999 and 2000 and the first six months of 2001:

                                            YEAR ENDED DECEMBER 31, 1999
                                ----------------------------------------------------
                                 FIRST      SECOND     THIRD      FOURTH     TOTAL
                                QUARTER    QUARTER    QUARTER    QUARTER      YEAR
                                --------   --------   --------   --------   --------
                                                   (IN THOUSANDS)
Net revenues..................  $29,030    $26,400    $30,717    $30,271    $116,418
Gross profit..................   15,517     14,364     17,711     17,082      64,674
Income from operations........    3,080      2,739      5,637      5,446      16,902
Number of operating days......       64         61         66         60         251

                                            YEAR ENDED DECEMBER 31, 2000
                                ----------------------------------------------------
                                 FIRST      SECOND     THIRD      FOURTH     TOTAL
                                QUARTER    QUARTER    QUARTER    QUARTER      YEAR
                                --------   --------   --------   --------   --------
                                                   (IN THOUSANDS)
Net revenues..................  $31,881    $30,432    $39,873    $41,400    $143,586
Gross profit..................   18,997     18,111     22,028     24,272      83,408
Income from operations........    5,809      5,386      4,583      6,351      22,129
Number of operating days......       65         63         63         61         252

                                                             SIX MONTHS ENDED
                                                               JUNE 30, 2001
                                                            -------------------
                                                             FIRST      SECOND
                                                            QUARTER    QUARTER
                                                            --------   --------
                                                              (IN THOUSANDS)
Net revenues..............................................  $40,295    $42,988
Gross profit..............................................   23,528     25,075
Income from operations....................................    5,994      5,731
Number of operating days..................................       64         63

SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO SIX MONTHS ENDED JULY 1, 2000

    NET REVENUES. Net revenues increased $21.0 million, or 33.7%, to $83.3 million for the first six months of 2001 from $62.3 million for the first six months of 2000. Net revenues, excluding freight revenue, for the rigid knee bracing segment increased $5.0 million over the prior period due to growth in the domestic sales of the OA and ligament product lines. We introduced the DonJoy Vista-TM- Rehabilitation System in April 2001, the SE Four Point Brace in March 2001, and a low cost ACL off-the-shelf brace and a new post-operative brace line with telescoping bars in February 2001. Soft goods sales, excluding freight revenue, increased by $9.7 million over the prior period due primarily to the Orthotech acquisition, growth in the OfficeCare program and increased sales volumes of wrist splints, ankle braces, knee braces and other general soft good supports. Specialty and other complementary orthopedic products sales, excluding freight revenue, increased by $5.7 million over the prior period due primarily to increased sales of lower extremity walkers, cold therapy units, and shoulder braces, as well as the growth of the OfficeCare program.

    GROSS PROFIT. Gross profit increased $11.5 million, or 31.0%, to $48.6 million for the first six months of 2001 from $37.1 million for the first six months of 2000. Gross profit margin, exclusive of other cost of goods sold not allocable to specific product lines and freight revenue, decreased from 60.3% for the first six months of 2000 to 57.1% for the first six months of 2001 primarily as a result of increased soft goods sales which carry a lower gross profit margin. The decrease in gross profit margin is primarily a result of the Orthotech acquisition and the related change in mix from rigid knee bracing to soft goods. Gross profit for the rigid knee bracing segment increased
$3.4 million, with gross profit margins at 71.3% for the first six months of 2001 versus 71.7% for the comparable period in 2000. Gross profit for the soft goods segment increased $3.5 million, with gross profit margin decreasing to

43.6% for the first six months of 2001 from 47.1% for the comparable period in 2000. This decrease in gross profit margin is a result of the change in product mix, primarily related to sales of Orthotech products. Gross profit for the specialty and other complementary orthopedic products segment increased
$2.8 million, with gross profit margin decreasing to 53.9% for the first six months of 2001 from 56.5% for the comparable period in 2000. The decrease in the gross profit margin is a result of the change in product mix, primarily related to sales of Orthotech products.

    SALES AND MARKETING EXPENSES.  Sales and marketing expenses increased
$7.8 million, or 49.6%, to $23.5 million for the first six months of 2001 from $15.7 million for the first six months of 2000. The increase primarily reflects increased commissions due to higher sales of domestic products, increased freight expenses, increased processing costs related to OfficeCare volumes and an increase in salaries and benefits due to increased headcount. Headcount increased due to the Orthotech acquisition and growth in the OfficeCare program. In addition, amortization expense related to the intangibles acquired in the Orthotech acquisition is included in the first six months of 2001. Overall, sales and marketing expense increased as a percentage of revenues to 28.2% for the first six months of 2001 from 25.2% for the comparable period in 2000.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased $3.0 million, or 33.5%, to $12.0 million for the first six months of 2001 from $9.0 million for the first six months of 2000. The increase was primarily due to amortization associated with the intangible assets acquired as part of the Orthotech and Alaron Acquisitions and, to a lesser extent, expenses related to these acquisitions and the creation of dj Australia and depreciation associated with our new enterprise software system. Overall, general and administrative expenses remained constant as a percentage of revenues at 14.5% for the first six months of 2001 and 2000.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses were approximately equal over the two periods. During the second quarter of 2001, we introduced the DonJoy VISTA-TM- Rehabilitation System. In addition, we developed a low cost ACL off-the-shelf brace, a new post operative brace line with telescoping bars along with other competitive products, and the SE Brace II.

    INTEREST EXPENSE. Interest expense increased approximately $1.7 million, or 22.8% to $9.3 million in the first six months of 2001 from $7.6 million in the first six months of 2000. The 2001 interest expense reflects the additional interest expense on the $24.0 million term loan and the $12.6 million borrowing under the revolving credit facility, both of which were incurred in July 2000 to partially finance the Orthotech acquisition. There were additional borrowings of $8.0 million under the revolving credit facility in December 2000 which also contributed to the increase in interest expense, offset in part by our $5.0 million repayment under the revolving credit facility in June 2001.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

    NET REVENUES. Net revenues increased $27.2 million, or 23.3%, to $143.6 million in 2000 from $116.4 million in 1999. Net revenues, excluding freight revenue, for the rigid knee-bracing segment increased $5.2 million over the prior year due to growth in the domestic sales for the OA and post-operative product lines including the introduction of the OAdjuster-TM- brace in March 2000. Soft goods sales, excluding freight revenue, increased by $12.8 million over the prior year due primarily to the Orthotech acquisition and increased sales volumes of wrist splints, ankle braces, knee braces and other general soft good supports. The increases also reflected the growth in the OfficeCare program. Specialty and other complementary orthopedic product sales, excluding freight revenue, increased by $8.3 million over the prior year due primarily to the PainBuster-TM- Pain Management system, cold therapy units, shoulder bracing and to increased sales of lower extremity walkers, as well as the growth in the OfficeCare program.

    GROSS PROFIT. Gross profit increased $18.7 million, or 29.0%, to $83.4 million in 2000 from $64.7 million in 1999 primarily as a result of the Orthotech acquisition. Gross profit margin, exclusive of brand royalties and other cost of goods sold not allocable to specific product lines and freight revenue increased to 59.3% in 2000 from 58.6% in 1999 as a result of increased walker sales combined with the implementation of efficient manufacturing techniques in the United States and Mexico. Gross profit, excluding freight revenue, for the rigid knee bracing segment increased $3.2 million, with gross profit margin decreasing to 70.9% from 71.7%. The margin decrease reflects the change in product mix. Gross profit, excluding freight revenue, for the soft goods segment increased $5.9 million as a result of increased sales volume, with gross profit decreasing to 48.0% from 48.5% in 1999. Gross profit, excluding freight revenue, for the specialty and other complementary orthopedic products segment increased $7.2 million, with gross profit margin increasing to 56.1% from 44.3%. The increase in gross profit margin reflects lower costs associated with the production of walkers, which resulted from the production of these walkers moving to our facilities in Mexico in the first quarter of 2000 to take advantage of labor cost savings. As a result of the consummation of the recapitalization on June 30, 1999, we no longer have the right to use the Smith & Nephew trademarks and trade names and, accordingly, charges for brand royalties are no longer incurred by us. Other cost of goods sold not allocable to specific product lines increased $0.3 million from 1999 primarily due to the step-up in inventory acquired in the Orthotech acquisition to fair market value, and various facility costs incurred as part of the Orthotech acquisition.

    SALES AND MARKETING EXPENSES.  Sales and marketing expenses increased
$9.8 million, or 33.7%, to $38.7 million in 2000 from $28.9 million in 1999. The increase primarily reflected an increase in commissions associated with higher sales of DonJoy products in the United States and increased costs associated with the OfficeCare program. In addition, as a result of the Orthotech acquisition, we incurred higher than anticipated freight expenses along with amortization expense related to the acquired intangibles.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased $3.0 million, or 17.9%, to $19.8 million in 2000 from $16.8 million in 1999. In 2000, we completed the consolidation of the Orthotech operations into our Vista, California location. As a result, we incurred $0.5 million in consolidation costs consisting primarily of consulting, information systems, travel and moving expenses. The increase was also due to increases in salaries and benefits, an increase in consulting expenses related to the implementation of a new Enterprise Resource Planning (ERP) System and human resources support combined with an increase in amortization associated with the intangible assets acquired as part of the Orthotech acquisition.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased $0.4 million, or 16.5%, to $2.5 million in 2000 from $2.1 million in 1999. The increase was primarily due to investment in clinical trials associated with new product development, licensed products, as well as continued studies in core product efficacy.

    MERGER AND INTEGRATION COSTS. We incurred $0.4 million in one-time, non-recurring merger and integration costs associated with the consolidation of the Orthotech operations into our existing facilities including merger and integration and information systems consulting. Other integration costs are included in the operating expenses above.

    INTEREST EXPENSE. Interest expense increased $9.4 million, or 124.1% to $17.0 million in 2000 from $7.6 million in 1999. The recapitalization occurred in June 1999 and thus 1999 includes only six months of interest expense on the $100.0 million principal amount of senior subordinated notes and the $15.5 million term loan borrowed under the credit agreement to partially finance the recapitalization. Additionally, 2000 includes additional interest expense on the $24.0 million term loan and the $12.6 million borrowing under the revolving credit facility, both of which were incurred to partially finance the Orthotech acquisition.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    NET REVENUES. Net revenues increased $12.8 million, or 12.3%, to $116.4 million in 1999 from $103.6 million in 1998. Net revenues, excluding freight revenue, for the rigid knee bracing segment increased $0.5 million over the prior year due to increased sales of ligament braces, including the introduction of the 4TITUDE-TM- brace and post-operative braces in June 1999. Soft goods sales, excluding freight revenue, increased $6.6 million over the prior year due primarily to increased sales volumes of neoprene bracing products, wrist splints, ankle braces and other soft good supports, including the introduction of the On-Track system. These increases primarily reflect the effect of national contracts entered into in the second half of 1998 as well as the growth of the OfficeCare program. Specialty and other complementary orthopedic products sales, excluding freight revenue, increased by $5.7 million over the prior year due primarily to the recently introduced PainBuster-TM- Pain Management Systems, cold therapy units and to increased sales of lower extremity walkers as well as growth of the OfficeCare program.

    GROSS PROFIT. Gross profit increased $7.5 million, or 13.1%, to $64.7 million in 1999 from $57.2 million in 1998. Gross profit margin, exclusive of brand royalties and other cost of goods sold not allocable to specific product lines and freight revenue, decreased to 58.6% in 1999 from 59.3% in 1998. Gross profit, excluding freight revenue, for the rigid knee bracing segment increased $1.3 million, with gross profit margin increasing to 71.7% from 69.9%. These increases reflected the improved product mix. Gross profit, excluding freight revenue, for the soft goods segment increased $3.0 million as a result of increased sales volume, with gross profit margin decreasing to 48.5% from 49.1%. Gross profit, excluding freight revenue, for the specialty and other complementary orthopedic products segment increased $2.4 million, with gross profit margin decreasing to 44.3% from 45.0%, reflecting increased sales of lower margin products. As a result of the consummation of the recapitalization on June 30, 1999, we no longer have the right to use the Smith & Nephew trademarks and trade names and, accordingly, charges for brand royalties are no longer incurred by us. Other cost of goods sold not allocable to specific product lines increased to $3.2 million in 1999 from $2.5 million in 1998. This increase is primarily due to costs associated with support of the SKU reduction plan, the OfficeCare program and the amortization of the PainBuster-TM- Pain Management System distribution rights.

    SALES AND MARKETING EXPENSES.  Sales and marketing expenses increased
$1.3 million, or 4.6%, to $28.9 million in 1999 from $27.6 million in 1998. The increase primarily reflected an increase in commissions associated with higher sales of DonJoy products in the United States and increased costs associated with the OfficeCare program.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased $0.3 million, or 1.6%, to $16.8 million in 1999 from $16.5 million in 1998. The increase was primarily due to an increase in salaries and benefits offset by a reduction in corporate allocations from Smith & Nephew of $1.9 million. General and administrative expenses declined as a percentage of net revenues to 14.2% from 15.8% primarily due to the reduction in Smith & Nephew allocations.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses were approximately equal over the two periods. Significant resources within the department were re-deployed to focus primarily on the development of the DonJoy Vista-TM- Rehabilitation System as well as the development and release of the new 4TITUDE-TM- brace in June 1999.

    RESTRUCTURING COSTS. In March 1998, we combined our two operating facilities into one location in Vista, California and accrued $2.5 million in costs resulting from the restructuring which had no future economic benefit. These costs related primarily to remaining lease obligations on the vacated facility, net of projected sublease income, and severance costs associated with the termination of twelve employees.

    INTEREST EXPENSE. Interest expense in 1999 was $7.6 million. The recapitalization occurred in June 1999 and thus 1999 includes only six months of interest expense on the $100.0 million principal amount of senior subordinated notes and the $15.5 million term loan borrowed under the credit agreement to partially finance the recapitalization.

LIQUIDITY AND CAPITAL RESOURCES

    Our principal liquidity requirements are to service our debt and meet our working capital and capital expenditure needs. Long-term indebtedness at June 30, 2001 was $151.7 million.

    Net cash provided by operating activities was $3.7 million, $16.1 million, $1.2 million, $3.6 million and $1.2 million in 1998, 1999, 2000, and the first six months of 2000 and 2001, respectively. The decrease of $2.4 million in the first six months of 2001 primarily reflects the increased levels in accounts receivable in conjunction with the working capital needs associated with the Orthotech acquisition combined with decreased levels of accounts payable. The decrease of $14.9 million in 2000 primarily reflects the increased levels in accounts receivable and inventories during 2000 as compared to 1999, primarily as a result of the working capital needs associated with the Orthotech acquisition (which did not include the purchase of the Orthotech historical accounts receivables).

    Cash flows used in investing activities were $4.0 million, $4.8 million, $57.0 million, $3.1 million and $4.9 million for 1998, 1999, 2000 and the first six months of 2000 and 2001, respectively. Capital expenditures in the first six months of 2001 primarily reflected an increase in the capitalization of costs directly associated with our acquisition and implementation of an enterprise resource planning system which was completed in March 2001, investments in manufacturing equipment, and the Alaron Acquisition in June 2001. Included in investing activities in 2000 is the $46.4 million investment in Orthotech, exclusive of transaction fees and expenses. Capital expenditures in 2000 primarily reflect an increase in construction in progress related to the capitalization of costs directly associated with our acquisition and implementation of an enterprise resource planning system and investments in manufacturing equipment.

    Capital expenditures for the remainder of 2001 are estimated at $1.6 million, substantially all of which are maintenance capital expenditures. In addition, if we receive FDA approval of our new bone growth stimulation product, OrthoPulse-Registered Trademark-, for which we will be the exclusive North American distributor, we will be required to make a one-time $2.0 million license payment. We have also committed to purchase 5% of the equity in the licensor for an aggregate purchase price of $0.5 million within 30 days of our written acceptance of the first shipment of the product from the licensor.

    Cash flows provided by (used in) financing activities were $0.2 million, $(6.2) million, $54.0 million, $(0.8) million and $3.7 million in 1998, 1999, and 2000 and the first six months of 2000 and 2001, respectively. The increase in the first six months of 2001 is the primarily the result of the $9.6 million in net proceeds from an equity investment in June 2001 net of the $5.0 million repayment of principal on the revolving credit facility in June 2001. The changes in 2000 primarily reflect the $24.0 million term loan and $12.6 million of borrowings under the revolving credit facility during the third quarter of 2000 and the net proceeds from the issuance by DonJoy, L.L.C. of common and preferred units in the third quarter of 2000, all related to the Orthotech acquisition. We borrowed an additional $8.0 million at the end of 2000 as a result of the increase in working capital associated with the Orthotech acquisition. Prior to the recapitalization, we participated in Smith & Nephew's central cash management program, wherein all of our cash receipts were remitted to Smith & Nephew and all cash disbursements were funded by Smith & Nephew. Following the recapitalization, we no longer participate in Smith & Nephew's cash management program.

    Interest payments on our senior subordinated notes and on borrowings under the credit facility have significantly increased our liquidity requirements. The $100.0 million of senior subordinated notes, due 2009, bear interest at 12 5/8%, payable semi-annually on June 15 and December 15. The credit facility provides for two term loans totaling $39.5 million, of which $37.7 million was outstanding at

June 30, 2001. The first term loan, in the amount of $15.5 million, was borrowed in connection with the recapitalization and the second term loan, in the amount of $24.0 million, was borrowed to finance the Orthotech acquisition. We also have available up to $25.0 million under the revolving credit facility, which is available for working capital and general corporate purposes, including financing of acquisitions, investments and strategic alliances. As of June 30, 2001, we had borrowed $15.6 million under that facility, primarily due to the Orthotech acquisition; however, in July 2001, we repaid $2.0 million. Borrowings under the term loans and on the revolving credit facility bear interest at variable rates plus an applicable margin. At June 30, 2001, the effective interest rate on the term loans and the revolving credit facility was 7.3% and 6.3%, respectively.

    The following table sets forth the principal payments on the term loans for the last six months of 2001 through their maturity in 2005:

                                                              PRINCIPAL
YEAR                                                           PAYMENT
----                                                          ---------
2001........................................................   $   636
2002........................................................     1,274
2003........................................................     1,274
2004........................................................    17,202
2005........................................................    17,338

    In addition, we are required to make annual mandatory prepayments of the term loans under the credit facility in an amount equal to 50% of excess cash flow (as defined in the credit facility) (75% if our leverage ratio exceeds a certain level). We had no excess cash flow at December 31, 2000 or December 31, 1999. In addition, the term loans are subject to mandatory prepayments in an amount equal to (a) 100% of the net cash proceeds of certain equity and debt issuances by us, dj Ortho or any of our other subsidiaries and (b) 100% of the net cash proceeds of certain asset sales or other dispositions of property by us, dj Ortho or any of our other subsidiaries, in each case subject to certain exceptions. No mandatory prepayments were required at December 31, 2000 or December 31, 1999. In June 2001, we obtained a waiver from our bank lenders with respect to our obligation to prepay the term loans with the proceeds of the $10.0 million equity investment.

    The credit facility and the indenture impose certain restrictions on us, including restrictions on our ability to incur indebtedness, pay dividends, make investments, grant liens, sell our assets and engage in certain other activities. In addition, the credit facility requires us to maintain certain financial ratios. At June 30, 2001, we were in compliance with all of these covenants. Indebtedness under the credit facility is secured by substantially all of our assets, including our real and personal property, inventory, accounts receivable, intellectual property and other intangibles.

    We incurred fees and costs of $8.8 million in connection with the recapitalization. Approximately $7.4 million, principally relating to financing fees and expenses, has been capitalized and are being amortized over the terms of the related debt instruments.

    As part of our strategy, we intend to pursue acquisitions, such as the Orthotech and Alaron Acquisitions, investments and strategic alliances. We may require new sources of financing to consummate any such transactions, including additional debt or equity financing. We cannot assure you that such additional sources of financing will be available on acceptable terms, if at all.

    Our ability to satisfy our debt obligations and to pay principal and interest on our indebtedness, fund working capital requirements and make anticipated capital expenditures will depend on our future performance, which is subject to general economic, financial and other factors, some of which are beyond our control. Management believes that based on current levels of operations and anticipated growth, cash flow from operations, together with other available sources of funds including the availability of borrowings under the revolving credit facility, will be adequate for at least the next twelve months to make required payments of principal and interest on our indebtedness, to fund anticipated capital expenditures and for working capital requirements. There can be no assurance, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available under the revolving credit facility in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. In such event, we may need to raise additional funds through public or private equity or debt financings. We cannot assure you that any such funds will be available to us on favorable terms or at all.

MARKET RISK

    We are exposed to certain market risks as part of our ongoing business operations. Primary exposure includes changes in interest rates. We are exposed to interest rate risk in connection with the term loans and borrowings under the revolving credit facility which bear interest at floating rates based on London Inter-Bank Offered Rate (LIBOR) or the prime rate plus an applicable borrowing margin. We manage our interest rate risk by balancing the amount of fixed and variable debt. For fixed rate debt, interest rate changes affect the fair market value but do not impact earnings or cash flows. Conversely, for variable rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant. As of June 30, 2001, we had $100.0 million principal amount of fixed rate debt represented by our senior subordinated notes and $53.3 million of variable rate debt represented by borrowings under the credit facility (at interest rates ranging from 6.31% to 8.06% at June 30, 2001). Based on our current balance outstanding under the credit facility, an immediate change of one percentage point in the applicable interest rate would cause an increase or decrease in interest expense of approximately $0.5 million on an annual basis. At June 30, 2001, up to $9.4 million of variable rate borrowings was available under the revolving credit facility. We may use derivative financial instruments, where appropriate, to manage our interest rate risks. However, as a matter of policy, we do not enter into derivative or other financial investments for trading or speculative purposes. As all of our sales have historically been denominated in U.S. dollars; we have not been subject to foreign currency exchange risk. However, as we begin to directly distribute our products in selected foreign markets, we expect that future sales of our products in these markets will be denominated in the applicable foreign currencies which would cause currency fluctuations to more directly impact our operating results. We may seek to reduce the potential impact of currency fluctuations on our business through hedging transactions.

SEASONALITY

    We generally record our highest net revenues in the first and fourth quarters due to the greater number of orthopedic surgeries and injuries resulting from increased sports activity, particularly football and skiing. In addition, during the fourth quarter, a patient has a greater likelihood of having satisfied his annual insurance deductible than in the first three-quarters of the year, and thus there is an increase in the number of elective orthopedic surgeries. Conversely, we generally have lower net revenues during the second and third quarters as a result of decreased sports activity and fewer orthopedic surgeries. Our results of operations would be adversely and disproportionately affected if our sales were substantially lower than those normally expected during the first and fourth quarters. Increases in our net revenues beginning in the third quarter of 2000 reflect the Orthotech acquisition.

RECENT ACCOUNTING PRONOUNCEMENTS

    We adopted Statement of Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), of the Financial Accounting Standards Board (FASB) in the first quarter of 2001. FAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires the recognition of all derivatives on our balance sheet at fair market value. The adoption of FAS 133 on our financial statements for the first six months of 2001 was not material.

    In July 2001, the FASB issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (FAS 141) and No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under FAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of FAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt FAS 142 effective October 1, 2002, but we may adopt FAS 142 early in the first fiscal quarter of 2002. We are currently evaluating the effect that adoption of the provisions of FAS 142 that are effective October 1, 2002 will have on our results of operations and financial position.

                           FORWARD-LOOKING STATEMENT

    This Report on Form 8-K includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 including, in particular, the statements about our plans, strategies, and prospects under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements include all statements that are not historical facts and can be identified by forward-looking words such as "anticipate," "believe," "estimate," "expect," "will," "plan," "intend," and similar expressions. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements we make in this Report on Form 8-K include, but are not limited to, (i) our high level of indebtedness; (ii) the restrictions imposed by the terms of our indebtedness; (iii) the ability to generate cash to service our debts; (iv) healthcare reform and the emergence of managed care and buying groups; (v) patents and proprietary know-how; (vi) uncertainty of domestic and foreign regulatory clearance and approvals; (vii) dependence on orthopedic professionals, agents and distributors; (viii) our dependence on certain key personnel; (ix) risks related to competition in our markets; (x) risks related to changing technology and new product developments; (xi) the sensitivity of our business to general economic conditions; (xii) uncertainty relating to third party reimbursement; and (xiii) the other risks referred to under the caption "Risk Factors" in DonJoy's Annual Report on Form 10-K for the year ended December 31, 2000. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this Report on Form 8-K.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

    a) Financial Statements

                                                                      PAGE
                                                                      ----
        Report of Ernst & Young LLP, Independent Auditors...........   F-2

        Consolidated Balance Sheets as of December 31, 1999 and 2000
          and June 30, 2001 (unaudited).............................   F-3

        Consolidated Statements of Income for the years ended
          December 31, 1998, 1999 and 2000 and for the six months
          ended July 1, 2000 (unaudited) and June 30, 2001
          (unaudited)...............................................   F-4

        Consolidated Statements of Changes in Members' Equity
          (Deficit) for the years ended December 31, 1998, 1999 and
          2000 and for the six months ended July 1, 2000 (unaudited)
          and June 30, 2001 (unaudited).............................   F-5

        Consolidated Statements of Cash Flows for the years ended
          December 31, 1998, 1999 and 2000 and for the six months
          ended July 1, 2000 (unaudited) and June 30, 2001
          (unaudited)...............................................   F-6

        Notes to Consolidated Financial Statements..................   F-7

    b) Exhibits

                23.1            Consent of Ernst & Young LLP

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Managers
DonJoy, L.L.C.

    We have audited the accompanying consolidated balance sheets of DonJoy, L.L.C. as of December 31, 1999 and 2000, and the related consolidated statements of income, members' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DonJoy, L.L.C. at December 31, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG, LLP

San Diego, California
February 16, 2001

                                 DONJOY, L.L.C.
                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT UNIT INFORMATION)

                                                                  DECEMBER 31,
                                                              ---------------------    JUNE 30,
                                                                1999        2000         2001
                                                              ---------   ---------   -----------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   5,927   $   4,106    $   3,980
  Accounts receivable, net of discounts and allowances of
    $989, $4,278 and $6,241 at December 31, 1999 and 2000
    and June 30, 2001, respectively.........................     21,406      34,498       40,602
  Inventories, net..........................................     13,664      18,510       19,191
  Other current assets......................................        917       3,270        2,585
                                                              ---------   ---------    ---------
  Total current assets......................................     41,914      60,384       66,358
Property, plant and equipment, net..........................      7,297      12,785       14,627
Intangible assets, net......................................     33,195      75,419       73,235
Debt issuance costs, net....................................      6,875       6,549        6,088
Other assets................................................        135         535        1,080
                                                              ---------   ---------    ---------
Total assets................................................  $  89,416   $ 155,672    $ 161,388
                                                              =========   =========    =========

LIABILITIES AND MEMBERS' DEFICIT
Current liabilities:
  Accounts payable..........................................  $   6,411   $   8,982    $   8,585
  Accrued compensation......................................      2,443       2,937        2,694
  Accrued commissions.......................................        954       1,444        1,201
  Long-term debt, current portion...........................        500       1,274        1,274
  Accrued interest..........................................        526         686          632
  Other accrued liabilities.................................      3,667       6,366        6,502
                                                              ---------   ---------    ---------
Total current liabilities...................................     14,501      21,689       20,888
12 5/8% Senior Subordinated Notes...........................     98,055      98,260       98,362
Long-term debt, less current portion........................     14,750      57,688       52,050
Redeemable Preferred Units; 100,000 units authorized,
  40,184, 44,405 and 44,405 units issued and outstanding at
  December 31, 1999 and 2000 and June 30, 2001 (unaudited),
  respectively; liquidation preference $35,368, $43,688 and
  $46,229 at December 31, 1999 and 2000 and June 30, 2001
  (unaudited), respectively.................................     32,539      41,660       44,895
Minority interest...........................................         --          --          140
Commitments and contingencies (Note 11)
Members' deficit:
  Common units; 2,900,000 units authorized, 718,000, 793,890 and 885,633 units issued and outstanding at
    December 31, 1999 and 2000 and June 30, 2001,
    respectively............................................     66,521      74,754       84,529
Notes receivable from officers..............................     (1,400)     (1,772)      (2,071)
Retained deficit............................................   (135,550)   (136,607)    (137,405)
                                                              ---------   ---------    ---------
Total members' deficit......................................    (70,429)    (63,625)     (54,947)
                                                              ---------   ---------    ---------
Total liabilities and members' deficit......................  $  89,416   $ 155,672    $ 161,388
                                                              =========   =========    =========

                            See accompanying notes.

                                 DONJOY, L.L.C.
                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                    YEARS ENDED                 SIX MONTHS ENDED
                                                    DECEMBER 31,              JULY 1,      JUNE 30,
                                             1998       1999       2000        2000          2001
                                           --------   --------   --------   -----------   -----------
                                                                            (UNAUDITED)   (UNAUDITED)
Net revenues.............................  $103,643   $116,418   $143,586     $62,313       $83,283
Cost of goods sold.......................    46,466     51,744     60,178      25,205        34,680
                                           --------   --------   --------     -------       -------
Gross profit.............................    57,177     64,674     83,408      37,108        48,603
Operating expenses:
  Sales and marketing....................    27,633     28,902     38,653      15,715        23,514
  General and administrative.............    16,484     16,755     19,761       9,034        12,064
  Research and development...............     2,248      2,115      2,465       1,164         1,300
  Merger and integration costs...........        --         --        400          --            --
  Restructuring costs....................     2,467         --         --          --            --
                                           --------   --------   --------     -------       -------
Total operating expenses.................    48,832     47,772     61,279      25,913        36,878
                                           --------   --------   --------     -------       -------
Income from operations...................     8,345     16,902     22,129      11,195        11,725
Interest expense.........................        --     (7,568)   (16,958)     (7,609)       (9,344)
Interest income..........................        --        181        437         253           181
Discontinued acquisition costs...........        --         --       (449)         --            --
                                           --------   --------   --------     -------       -------
Income before income taxes...............     8,345      9,515      5,159       3,839         2,562
Provision for income taxes...............     3,394      2,387         --          --            --
                                           --------   --------   --------     -------       -------
Net income and comprehensive
  net income.............................     4,951      7,128      5,159       3,839         2,562
Less: Preferred unit dividends and
  accretion of preferred unit fees.......       N/A     (2,343)    (5,415)     (2,480)       (3,106)
                                           --------   --------   --------     -------       -------
Net income (loss) available to
  members................................       N/A   $  4,785   $   (256)    $ 1,359       $  (544)
                                           ========   ========   ========     =======       =======

                            See accompanying notes.

                                 DONJOY, L.L.C.
                     CONSOLIDATED STATEMENTS OF CHANGES IN
               MEMBERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME
                    (IN THOUSANDS, EXCEPT UNIT INFORMATION)

                                          COMMON UNITS            NOTES
                                      ---------------------    RECEIVABLE         RETAINED        TOTAL MEMBERS'    COMPREHENSIVE
                                        UNITS       AMOUNT    FROM OFFICERS   EQUITY (DEFICIT)   EQUITY (DEFICIT)      INCOME
                                      ----------   --------   -------------   ----------------   ----------------   -------------
BALANCE AT DECEMBER 31, 1997........          --   $     --      $    --         $   7,881           $   7,881
Net income..........................          --         --           --             4,951               4,951
                                      ----------   --------      -------         ---------           ---------
BALANCE AT DECEMBER 31, 1998........          --         --           --            12,832              12,832
Capital contribution by Smith &
  Nephew, Inc. in connection with
  the Recapitalization..............   2,054,000     64,117           --           (16,264)             47,853
Issuance of common units at $100 per
  unit, net of transaction fees of
  $1,563............................     645,500     62,987           --                --              62,987
Purchase of common units from
  Smith & Nephew, Inc...............  (2,000,000)   (62,433)          --          (136,707)           (199,140)
Issuance of common units at $100 per
  unit, in exchange for cash and
  notes receivable..................      18,500      1,850       (1,400)               --                 450
Preferred unit dividends and
  accretion of preferred unit
  fees..............................          --         --           --            (2,343)             (2,343)
Net income (excluding $196 allocated
  to preferred unit holders)........          --         --           --             6,932               6,932
                                      ----------   --------      -------         ---------           ---------
BALANCE AT DECEMBER 31, 1999........     718,000     66,521       (1,400)         (135,550)            (70,429)
Issuance of common units at $109 per
  unit, in exchange for cash and
  notes receivable..................      75,890      8,272         (174)               --               8,098
Note receivable issued to Management
  for purchase of common units......          --         --         (124)               --                (124)
Transfer of interest receivable to
  note receivable...................          --         --          (74)               --                 (74)
Transaction fees in connection with
  the Recapitalization..............          --        (39)          --                --                 (39)
Stock options granted for
  services..........................          --         --           --                36                  36
Tax distributions to preferred unit
  holders...........................          --         --           --              (563)               (563)
Preferred unit dividends and
  accretion of preferred unit
  fees..............................          --         --           --            (5,415)             (5,415)
Net income (excluding $274 allocated
  to preferred unit holders)........          --         --           --             4,885               4,885         $4,885
                                      ----------   --------      -------         ---------           ---------         ------
BALANCE AT DECEMBER 31, 2000........     793,890     74,754       (1,772)         (136,607)            (63,625)         4,885
                                                                                                                       ======
Issuance of common units at $109 per
  unit, in exchange for cash and
  notes receivable, net of
  transaction fees of $222
  (unaudited).......................      91,743      9,775         (211)               --               9,564
Transfer of interest receivable to
  note receivable (unaudited).......          --         --          (88)               --                 (88)
Stock options granted for services
  (unaudited).......................          --         --           --               208                 208
Tax distributions to preferred unit
  holders (unaudited)...............          --         --           --              (200)               (200)
Foreign currency translation
  adjustment (unaudited)............          --         --           --              (133)               (133)          (133)
Preferred unit dividends and
  accretion of preferred unit fees
  (unaudited).......................          --         --           --            (3,106)             (3,106)
Net income (excluding $129 allocated
  to preferred unit holders)
  (unaudited).......................          --         --           --             2,433               2,433          2,433
                                      ----------   --------      -------         ---------           ---------         ------
BALANCE AT JUNE 30, 2001
  (UNAUDITED).......................     885,633   $ 84,529      $(2,071)        $(137,405)          $ (54,947)        $2,300
                                      ==========   ========      =======         =========           =========         ======

                            See accompanying notes.

                                 DONJOY, L.L.C.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                         YEARS ENDED
                                                                         DECEMBER 31,                  SIX MONTHS ENDED
                                                              ----------------------------------   -------------------------
                                                                                                     JULY 1,      JUNE 30,
                                                                1998         1999         2000        2000          2001
                                                              --------   ------------   --------   -----------   -----------
                                                                                                   (UNAUDITED)   (UNAUDITED)
Operating activities
  Net income................................................  $ 4,951     $   7,128     $  5,159     $ 3,839       $ 2,562
  Adjustments to reconcile net income to net cash provided
    by operating activities:
  Depreciation and amortization.............................    4,853         4,952        6,365       2,554         4,638
  Amortization of debt issuance costs and discount on Senior
    Subordinated Notes......................................       --           510        1,082         516           563
  Step-up to fair value of acquired inventory...............       --            --          268          --            --
  Stock options granted for services........................       --            --           36          --           208
  Restructuring costs.......................................    2,467            --           --          --            --
  Merger and integration costs..............................       --            --          400          --            --
  Minority interest.........................................       --            --           --          --           140
  Changes in operating assets and liabilities:
    Accounts receivable.....................................   (3,816)       (1,564)     (13,092)     (1,156)       (6,104)
    Inventories.............................................   (2,760)          704       (2,576)     (1,334)         (681)
    Other current assets....................................      (97)         (106)      (2,427)       (118)          597
    Accounts payable........................................      495          (893)       2,571      (1,148)         (397)
    Accrued interest........................................       --           526          160         117           (54)
    Accrued compensation....................................     (174)        1,057          494         (66)         (243)
    Accrued commissions.....................................     (377)         (237)         490          53          (243)
    Income taxes............................................     (744)        2,516           --          --            --
    Restructuring reserve...................................   (1,197)         (339)          --          --            --
    Other accrued liabilities...............................      147         1,811        2,299         373           196
                                                              -------     ---------     --------     -------       -------
  Net cash provided by operating activities.................    3,748        16,065        1,229       3,630         1,182
Investing activities
  Purchases of property, plant and equipment................   (3,189)       (2,502)      (6,522)     (2,720)       (3,481)
  Proceeds from assets held for sale........................       --            --          126          --            --
  Purchase of intangible assets.............................     (960)       (2,204)      (1,200)         --          (750)
  Investment in Orthotech...................................       --            --      (49,019)         --            --
  Investment in Alaron......................................       --            --           --          --          (125)
  Other assets..............................................      100           (70)        (400)       (423)         (545)
                                                              -------     ---------     --------     -------       -------
  Net cash used in investing activities.....................   (4,049)       (4,776)     (57,015)     (3,143)       (4,901)
Financing activities
  Net proceeds from Senior Subordinated Notes...............       --        97,953           --          --            --
  Proceeds from long-term debt..............................       --        15,500       44,600          --            --
  Repayment of long-term debt...............................       --          (250)        (888)       (250)       (5,638)
  Transaction fees in connection with recapitalization......       --            --           --         (39)           --
  Distributions to preferred unit holders...................       --            --         (563)       (236)         (200)
  Debt issuance costs.......................................       --        (7,283)        (551)       (162)           --
  Purchase of common units from Smith & Nephew (the "Former
    Parent")................................................       --      (199,140)          --          --            --
  Net proceeds from issuance of common units................       --        63,437        8,059          --         9,564
  Net proceeds from issuance of preferred units.............       --        30,000        3,432          --            --
  Note receivable issued for purchase of common units.......       --            --         (124)       (124)           --
  Intercompany obligations..................................      200        (6,388)          --          --            --
                                                              -------     ---------     --------     -------       -------
  Net cash (used in) provided by financing activities.......      200        (6,171)      53,965        (811)        3,726
                                                              -------     ---------     --------     -------       -------
Effect of exchange rate changes on cash.....................       --            --           --          --          (133)
                                                              -------     ---------     --------     -------       -------
Net increase (decrease) in cash.............................     (101)        5,118       (1,821)       (324)         (126)
Cash at beginning of period.................................      910           809        5,927       5,927         4,106
                                                              -------     ---------     --------     -------       -------
Cash at end of period.......................................  $   809     $   5,927     $  4,106     $ 5,603       $ 3,980
                                                              =======     =========     ========     =======       =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid.............................................              $   6,530     $ 15,716     $ 6,976       $ 8,836
                                                                          =========     ========     =======       =======
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
  Capital contribution in connection with the
    Recapitalization........................................              $  47,853
                                                                          =========
  Dividends and accretion of preferred unit fees related to
    redeemable preferred units..............................              $   2,343     $  5,415     $ 2,480       $ 3,106
                                                                          =========     ========     =======       =======
  Common units issued in exchange for notes receivable and
    transfer of interest receivable to notes receivable.....              $   1,400     $    248                   $   299
                                                                          =========     ========                   =======

                            See accompanying notes.

                                 DONJOY, L.L.C.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DonJoy, L.L.C. ("DonJoy"), through its subsidiary dj Orthopedics, LLC ("dj Ortho") and dj Ortho's subsidiaries (collectively the "Company"), designs, manufactures and markets various lines of recovery products and accessories and is the successor to a corporation established in December 1982 as DonJoy, Inc. DonJoy, Inc. was acquired by Smith & Nephew, Inc. (formerly Smith & Nephew Consolidated, Inc., the "Former Parent") effective September 18, 1987 through a purchase of all the then outstanding shares of stock. Smith & Nephew, Inc. is a wholly-owned subsidiary of Smith & Nephew plc., a United Kingdom company. In November 1996, DonJoy, Inc. was merged into Smith & Nephew, Inc. and began to operate as a division. Effective December 29, 1998, the Former Parent contributed the division's net assets and shares of a Mexican subsidiary into DonJoy, L.L.C., a newly formed Delaware limited liability company, and became the sole member of the new entity.

    DonJoy, L.L.C. will be dissolved on December 31, 2030, unless prior to that date certain events occur as defined in the Third Amended and Restated Operating Agreement dated as of July 7, 2000. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely debts, obligations and liabilities of the Company, and no member or manager of DonJoy, L.L.C. shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member or manager.

RECAPITALIZATION

    On June 30, 1999, DonJoy consummated a $215.3 million recapitalization (the "Recapitalization"). In the Recapitalization, new investors, including J.P. Morgan DJ Partners, L.L.C. (formerly Chase DJ Partners, L.L.C.) ("JPMDJ Partners") and affiliates of JPMDJ Partners, invested new capital of $94.6 million in DonJoy. In addition, certain members of management invested net equity of $0.4 million, by purchasing $1.8 million in equity which was financed in part by $1.4 million in interest-bearing, full recourse loans from DonJoy. The Former Parent retained 54,000 common units, which represented approximately 7.1% of total units in DonJoy then outstanding. In connection with the recapitalization transactions, DonJoy established dj Ortho and DJ Orthopedics Capital Corporation ("DJ Capital"). DonJoy sold all of its net assets including its shares of its wholly-owned Mexican subsidiary to dj Ortho for cash, which was funded with the net proceeds of $100.0 million of 12 5/8% Senior Subordinated Notes (the "Notes") issued by dj Ortho and DJ Capital, as co-issuers, and the remainder by funds borrowed by dj Ortho under a senior credit facility. The Notes are fully and unconditionally guaranteed by DonJoy. dj Ortho is a wholly-owned subsidiary of DonJoy and represents substantially all of the revenues and net income of DonJoy. DJ Capital is a wholly-owned subsidiary of dj Ortho, has no significant assets or operations and was formed solely for the purpose of being a co-issuer of the Notes (see Note 8).

    The proceeds of the equity investment together with $113.5 million of net proceeds from debt financing were used for approximately $199.1 million of consideration paid to redeem 92.9% of members' equity from the Former Parent, and approximately $8.8 million of costs and fees paid in association with the Recapitalization.

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) TRANSACTIONS WITH THE FORMER PARENT, SMITH & NEPHEW, INC.

    In accordance with a unit purchase agreement dated as of June 28, 2000, the Former Parent sold its remaining interest of 54,000 common units in DonJoy to JPMDJ Partners and certain members of management for $5.9 million. JPMDJ Partners purchased 52,495 common units for a total consideration of $5.7 million and the members of management purchased the remaining 1,505 units for a total consideration of $0.2 million, substantially all of which was financed by DonJoy and evidenced by full recourse promissory notes. As a result of this transaction, Smith and Nephew, Inc. is no longer a related party; accordingly, the Company no longer reflects its transactions with Smith & Nephew, Inc. separately as transactions with an affiliate in its consolidated financial statements.

ORTHOTECH ACQUISITION

    On July 7, 2000, the Company completed the purchase of certain assets and assumed certain liabilities ("the Orthotech Acquisition") of DePuy Orthopaedic Technology, Inc. ("DePuy Orthotech"), a subsidiary of Johnson & Johnson, related to DePuy Orthotech's bracing and soft goods business ("Orthotech"). Orthotech developed, manufactured, and marketed an array of orthopedic products for the sports medicine market, including braces, soft goods and specialty products which were similar to the products offered by the Company.

    The asset purchase agreement provided for the purchase of certain assets and the assumption of certain liabilities of Orthotech, comprising the Orthotech business, for a purchase price of $46.4 million in cash. We purchased primarily inventory, equipment and certain intellectual property. We were not required to assume any liabilities existing prior to the closing date. The Orthotech acquisition has been accounted for using the purchase method of accounting whereby the total purchase price has been allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair market value.

AUSTRALIAN JOINT VENTURE

    Effective March 5, 2001, the Company invested in an Australian joint venture, dj Orthopaedics Pty Ltd ("dj Australia") which is 60% owned by dj Ortho. dj Australia has replaced the Smith & Nephew distributor in Australia and also sells two new product lines.

ALARON ACQUISITION

    On June 1, 2001, the Company acquired Alaron Technologies, L.L.C. ("Alaron") under an asset purchase agreement (the "Alaron Acquisition"). Alaron provided product development, manufacturing and supply chain management services related to medical and surgical devices.

    The asset purchase agreement provided for the purchase of certain assets and the assumption of certain liabilities of Alaron, comprising the Alaron business, for a purchase price of $0.5 million in cash payable in four equal installments on closing, July 31, 2001, October 1, 2001 and November 30, 2001. The Company purchased primarily equipment and acquired technology. The Alaron Acquisition has been accounted for using the purchase method of accounting whereby the total purchase price has been allocated to tangible and intangible assets acquired and liabilities based on their estimated fair values.

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) EQUITY INVESTMENT

    In connection with an equity investment in June 2001, DonJoy sold in a private placement 89,186 common units to JPMDJ Partners for gross proceeds of $9.7 million and 2,557 common units to certain members of management for gross proceeds of $0.3 million (of which $0.2 million was paid for through the issuance of full recourse promissory notes to DonJoy).

BASIS OF PRESENTATION

    The accompanying consolidated financial statements present the historical consolidated financial position and results of operations of the Company and include the accounts of dj Ortho and the accounts of its wholly-owned Mexican subsidiary that manufactures a portion of dj Ortho's products under Mexico's maquiladora program. The maquiladora program allows foreign manufacturers to take advantage of Mexico's lower cost production sharing capabilities. All intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

INTERIM FINANCIAL DATA

    The financial statements for the six months ended July 1, 2000 and June 30, 2001 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The results of operations for the interim period ended June 30, 2001 are not necessarily indicative of the results which may be reported for any other interim period or for the year ending December 31, 2001.

    DonJoy's fiscal year ends on December 31. Each quarter consists of one five-week and two four-week periods. The first and fourth quarters may have more or less working days from year to year based on what day of the week holidays fall on. The six-month period ended June 30, 2001 contained one less business day than the six months ended July 1, 2000, resulting in the Company recognizing approximately $0.7 million less in revenues in the six months ended June 30, 2001 as compared to the same period in 2000.

CASH EQUIVALENTS

    Cash equivalents are short-term, highly liquid investments and consist of investments in money market funds and commercial paper purchased with average maturities of three months or less.

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) FAIR VALUE OF FINANCIAL INSTRUMENTS

    In accordance with requirements of Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosures about Fair Value of Financial Instruments, the following methods and assumptions were used in estimating the fair value disclosures:

    - CASH AND CASH EQUIVALENTS AND ACCOUNTS RECEIVABLES. The carrying amounts approximate fair values because of short maturities of these instruments and the reserves for doubtful accounts which, in the opinion of management, are adequate to state accounts receivable at their fair value.

    - LONG-TERM DEBT. Based on the borrowing rates currently available to dj Ortho for loans with similar terms and average maturities, management believes the fair value of long-term debt approximates its carrying value at December 31, 2000.

LONG-LIVED ASSETS

    Property, plant and equipment and intangible assets are recorded at cost. The Company provides for depreciation on property, plant and equipment and intangible assets using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of their estimated useful life or the term of the related lease.

    The Company periodically reviews its long-lived assets, including intangibles, for indicators of impairment. If indicators exist, an analysis of future undiscounted cash flows would be performed. If such future undiscounted cash flows are less than the net book value of the assets, the carrying value would be reduced to estimated fair value.

COMPUTER SOFTWARE COSTS

    In 1999, the Company adopted the American Institute of Certified Public Accountants Statement of Position 98-1 "Accounting for Costs of Computer Software Developed or Obtained for Internal Use". This standard requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage and amortize them over the software's estimated useful life. During 1999 and 2000, the Company capitalized
$1.1 million and $3.9 million, respectively, related to the acquisition and implementation of its new enterprise resource planning system. Once the system is fully implemented, the company will amortize the costs over three years.

INVENTORIES

    Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out (FIFO) basis. In connection with the recapitalization transactions described in Note 1, the Company changed its method of valuing its inventory from the last-in, first-out method (LIFO) to the FIFO method because management believes the FIFO method is more representative of the Company's operations. This change was implemented during 1998, retroactively for all periods presented. The effect of the change was an increase in net income of $346,000 in 1998.

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) REVENUE RECOGNITION

    The Company recognizes revenue pursuant to Staff Accounting Bulletin
No. 101 "Revenue Recognition in Financial Statements." Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) shipment of goods and passage of title; (iii) the selling price is fixed or determinable; and
(iv) collectibility is reasonably assured. Revenues from third-party payors are recorded net of contractual allowances. Estimated returns are accrued in the period sales are recognized in accordance with the provisions of SFAS No. 48, "Revenue Recognition When Right of Return Exists". Some products have a limited warranty and estimated warranty costs are accrued in the period sales are recognized.

SHIPPING AND HANDLING COSTS

    During 2000, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." The issue concluded that all amounts billed to a customer in a sale transaction represent the fees earned for the goods provided and, accordingly, should be included with revenues in the statement of income. The Company has implemented Issue 00-10 in the fourth quarter of 2000. As a result, revenues in the years ended 1998, 1999 and 2000 and the six months ended July 1, 2000 and June 30, 2001 have been increased by the amounts billed to customers for freight of $3.5 million, $3.5 million, $4.4 million and $1.9 million and $2.4 million, respectively, which was previously offset against shipping and handling costs which are part of sales and marketing expenses. Shipping and handling costs included as part of sales and marketing expenses were $5.6 million, $5.6 million and $7.6 million for December 31, 1998, 1999 and 2000 and $2.7 million and $3.2 million for July 1, 2000 and June 30, 2001, respectively.

ADVERTISING EXPENSE

    The cost of advertising is expensed as incurred. The Company incurred $122,000, $152,000 and $252,000 in advertising costs for the years ended December 31, 1998, 1999 and 2000 and $115,000 and $117,000 in advertising costs for the six months ended July 1, 2000 and June 30, 2001.

FOREIGN CURRENCY TRANSLATION

    The financial statements of the Company's international operations where the local currency is the functional currency are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during the period for revenues and expenses. Cumulative translation gains and losses are excluded from results of operations and recorded as a separate component of the consolidated statements of changes in members' equity (deficit).

CONCENTRATION OF CREDIT RISK

    dj Ortho sells the majority of its products in the United States through 38 commissioned sale organizations (referred to as agents). Products which are generic are sold through large distributors, specialty dealers and buying groups. Excluding freight revenue, international sales comprised 17%, 16% and 13% of the Company's net revenues for the years ended December 31, 1998, 1999 and 2000 and 15% and 12% for the six months ended July 1, 2000 and June 30, 2001, respectively, and are primarily

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) sold through independent distributors. Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required. The Company also provides a reserve for estimated sales returns. Both credit losses and returns have been within management's estimates.

    During the three years ended December 31, 2000 and for the six months ended July 1, 2000 and June 30, 2001, the Company had no individual customer or distributor which accounted for 10% or more of total annual revenues.

STOCK-BASED COMPENSATION

    As permitted under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123"), the Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for outstanding stock options and warrants issued to employees. Under APB Opinion No. 25, compensation expense relating to employee stock options is determined based on the excess of the market price of the stock over the exercise price on the date of grant and does not require the recognition of compensation expense for stock issued under plans defined as non-compensatory. Adoption of FAS No. 123 for options issued to employees would require recognition of employee compensation expense based on their computed "fair value" on the date of grant. In accordance with FAS
No. 123 and EITF 96-18, stock options and warrants issued to consultants and other non-employees as compensation for services provided to the Company are accounted for based upon the fair value of the services provided or the estimated fair market value of the option or warrant, whichever can be more clearly determined. The Company recognizes this expense over the period the services are provided.

INCOME TAXES

    The Former Parent files a consolidated federal income tax return which includes all of its eligible subsidiaries and divisions, which prior to the Recapitalization in June 1999 included the Company. The provision for income taxes has been presented assuming the Company filed a separate federal income tax return. The Recapitalization had no impact on the historical basis of the Company's assets and liabilities as reflected in its consolidated financial statements except for the elimination of the restructuring reserve and intercompany accounts. However, as a result of the Recapitalization, for federal income tax purposes, the Company recorded an increase in the tax basis of its inventory, fixed and intangible assets in an amount approximately equal to the taxable gain recognized by Smith & Nephew on the sale of its interest in DonJoy and, for tax purposes, the Company is able to depreciate assets with a higher tax basis than for financial reporting purposes. The increase in tax basis as of December 31, 1999 was as follows (in thousands):

Inventory...................................................  $  3,670
Property, plant and equipment...............................     4,145
Goodwill....................................................   130,543
                                                              --------
                                                              $138,358
                                                              ========

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Orthotech Acquisition also resulted in an increase in the tax basis due to the fixed and intangible assets acquired. The increase in tax basis due to the Orthotech Acquisition is equal to the amounts recorded by the Company under purchase accounting (see Note 2).

    Prior to the Recapitalization, the Company's results of operations included a provision for income taxes assuming that the Company had filed a separate federal income tax return. As a limited liability company, neither DonJoy nor dj Ortho is subject to income taxes. Instead, DonJoy's earnings will be allocated to its members and included in the taxable income of its members. The indenture and the credit facility permit dj Ortho to make distributions to DonJoy in certain amounts to allow DonJoy to make distributions to its members to pay income taxes in respect of their allocable share of taxable income of DonJoy and its subsidiaries, including dj Ortho.

COMPREHENSIVE INCOME

    The Company has adopted SFAS No. 130, Reporting Comprehensive Income, which requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including foreign currency translation adjustments, and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income. Comprehensive income for the years ended December 31, 1998, 1999 and 2000 and the six months ended July 1, 2000 and June 30, 2001 did not differ materially from reported net income.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities",
("FAS 133") which establishes accounting and reporting standards for derivative instruments and hedging activities. The statement will require the recognition of all derivatives on the Company's balance sheet at fair value.

    In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133" which deferred the adoption requirement to the first quarter of 2001. The impact of adoption on the Company's financial statements was not material.

    In July 2001, the FASB issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (FAS 141) and No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under FAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of FAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt FAS 142 effective October 1, 2002, but we may adopt FAS 142 early in the first fiscal quarter of 2002. The Company is currently evaluating the effect that adoption of the provisions of FAS 142 that are effective on October 1, 2002 will have on our results of operations and financial position.

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATIONS

    To be consistent with the current period's presentation, the Company reclassified $0.6 million, $1.3 million, $3.9 million and $1.2 million of charges for the years ended December 31, 1998, 1999 and 2000 and the first six months of 2000, respectively, which were previously included in selling and marketing expenses, against revenues related to the Company's OfficeCare program. Based on the nature of the charges, management believes that the charges are more appropriately presented as adjustments to revenue than as operating expenses. This reclassification had no effect on net income (loss) for the foregoing periods.

2.  ACQUISITION

    On July 7, 2000, the Company completed the Orthotech Acquisition. Approximately $49.4 million in cash was required to finance the Orthotech Acquisition, including approximately $3.0 million for transaction fees and expenses ($0.4 million of which relates to debt issuance costs). The sources of funds for the Orthotech Acquisition consisted of:

    - The sale of common units to JPMDJ Partners and certain members of management for $8.3 million, of which $0.2 million was for management notes receivable.

    - The sale of Redeemable Preferred Units for net proceeds of $3.4 million (excluding preferred unit fees of $0.2 million) to existing holders of the Redeemable Preferred Units,

    - Borrowing under our amended credit agreement of approximately $36.6 million, and

    - $1.3 million from available cash.

    The sources and uses of funds for the Orthotech Acquisition are presented in the following table (dollars in millions):

                                                               AMOUNT
                                                              --------
SOURCES
Cash........................................................   $ 1.3
Revolving credit facility...................................    12.6
Term loan...................................................    24.0
Redeemable Preferred Units..................................     3.4
Common unit investment by JPMDJ Partners....................     8.1
Common unit investment by Management........................     0.2
                                                               -----
                                                               $49.6
                                                               =====
USES
Cash to DePuy Orthopedic....................................   $46.4
Debt issuance costs.........................................     0.4
Transaction fees and costs..................................     2.6
Management promissory notes.................................     0.2
                                                               -----
                                                               $49.6
                                                               =====

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

2.  ACQUISITION (CONTINUED)
    The Orthotech Acquisition has been accounted for using the purchase method of accounting whereby the purchase price has been allocated to the acquired tangible and intangible assets based on their estimated fair market values as follows (in thousands):

Inventories...............................................             $ 2,538
Equipment and furniture...................................               1,295
Other assets held for sale................................                 126
Intangibles:
Goodwill..................................................  $36,623
  Customer list...........................................    8,400
  Assembled workforce.....................................       37     45,060
                                                            -------    -------
Net assets acquired.......................................             $49,019
                                                                       =======

    The net assets acquired have been reduced by the $0.4 million relating to debt issuance costs incurred.

    As a result of the Orthotech Acquisition, the Company incurred $0.4 million in post-closing merger and integration costs. These costs relate primarily to consulting and information systems expenses that did not qualify for capitalizations under EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination."

    The accompanying consolidated statements of income reflect the operating results of Orthotech since the date of acquisition. Assuming the purchase of Orthotech had occurred on January 1 of the respective years, the pro forma unaudited results of operations would have been as follows (in thousands):

                                                             DECEMBER 31,
                                                          -------------------
                                                            1999       2000
                                                          --------   --------
Net revenues............................................  $161,159   $165,858
Net income..............................................  $  6,770   $  5,386

3.  FINANCIAL STATEMENT INFORMATION

INVENTORIES

    Inventories consist of the following (in thousands):

                                                    DECEMBER 31,
                                                 -------------------    JUNE 30,
                                                   1999       2000        2001
                                                 --------   --------   -----------
                                                                       (UNAUDITED)
Raw materials..................................  $ 6,392    $ 9,074      $ 8,472
Work-in-progress                                   1,446      1,572        1,558
Finished goods.................................    6,817     11,638       13,192
                                                 -------    -------      -------
                                                  14,655     22,284       23,222
Less reserve for excess and obsolete...........     (991)    (3,774)      (4,031)
                                                 -------    -------      -------
                                                 $13,664    $18,510      $19,191
                                                 =======    =======      =======

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

3.  FINANCIAL STATEMENT INFORMATION (CONTINUED)
    The reserve for excess and obsolete inventory as of December 31, 2000 and June 30, 2001 includes $2.2 million and $2.0 million, respectively, relating to the inventory acquired in the Orthotech Acquisition. The reserve recorded upon the acquisition totaled $5.1 million of which $2.9 million and $0.2 million was utilized in the year ended December 31, 2000 and the six months ended June 30, 2001, respectively.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consists of the following (in thousands):

                                                  DECEMBER 31,
                                               -------------------    JUNE 30,
                                                 1999       2000        2001
                                               --------   --------   -----------
                                                                     (UNAUDITED)
Buildings and leasehold improvements.........  $  3,577   $  3,676     $  4,047
Office furniture, fixtures, equipment and
  other......................................    15,817     19,025       25,935
Construction in progress.....................     1,297      5,804        2,081
                                               --------   --------     --------
                                                 20,691     28,505       32,063
Less accumulated depreciation and
  amortization...............................   (13,394)   (15,720)     (17,436)
                                               --------   --------     --------
                                               $  7,297   $ 12,785     $ 14,627
                                               ========   ========     ========

INTANGIBLE ASSETS

    Intangible assets arose primarily from the initial acquisition of DonJoy in 1987 by the Former Parent, the Company's acquisition of Professional Care Products, Inc. in 1995, the Company's acquisition of Orthotech in 2000 and the Company's acquisition of Alaron in 2001. The Company acquired a license in 1999 related to the distribution of the PainBuster-TM- products. In addition, the Company re-acquired distribution rights in 2000. Intangible assets consist of the following (in thousands):

                                                      DECEMBER 31,
                                     USEFUL LIFE   -------------------    JUNE 30,
                                     (IN YEARS)      1999       2000        2001
                                     -----------   --------   --------   -----------
                                                                         (UNAUDITED)
Goodwill...........................         20     $ 24,742   $ 61,365     $ 60,930
Patented technology................       5-20       14,437     14,437       15,549
Customer base......................      15-20       11,600     20,000       20,000
Licensing agreements...............          5        2,000      2,000        2,000
Other..............................       3-20          649      1,886        1,936
                                                   --------   --------     --------
                                                     53,428     99,688      100,415
Less: accumulated amortization.....                 (20,233)   (24,269)     (27,180)
                                                   --------   --------     --------
                                                   $ 33,195   $ 75,419     $ 73,235
                                                   ========   ========     ========

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

3.  FINANCIAL STATEMENT INFORMATION (CONTINUED)
OTHER ACCRUED LIABILITIES

    Other accrued liabilities consist of (in thousands):

                                                      DECEMBER 31,
                                                   -------------------    JUNE 30,
                                                     1999       2000        2001
                                                   --------   --------   -----------
                                                                         (UNAUDITED)
Accrued cost of distribution rights..............   $   --     $1,050       $  613
Accrued returns..................................      397        618          587
Accrued rebate expense...........................      356        541          588
Accrued warranty expense.........................      259        305          331
Other accruals...................................    2,655      3,852        4,383
                                                    ------     ------       ------
                                                    $3,667     $6,366       $6,502
                                                    ======     ======       ======

4.  FINANCING ARRANGEMENTS

    Principal balances under dj Ortho's long-term financing arrangements consist of the following (in thousands):

                                                  DECEMBER 31,
                                               -------------------    JUNE 30,
                                                 1999       2000        2001
                                               --------   --------   -----------
                                                                     (UNAUDITED)
12 5/8% Senior Subordinated Notes due 2009,
  net of $1,740 and $1,638 of unamortized
  discount at December 31, 2000 and June 30,
  2001, respectively.........................  $ 98,055   $ 98,260     $ 98,362
Senior Credit Facility:
Term loans due 2005, interest rates ranging
  from 9.18% to 9.81% at December 31, 2000
  and 6.81% to 8.06% at June 30, 2001........    15,250     38,362       37,724
Revolving credit facility, interest rates
  ranging from 8.88% to 9.00% at
  December 31, 2000 and 6.31% to 6.44% at
  June 30, 2001..............................        --     20,600       15,600
                                               --------   --------     --------
                                                113,305    157,222      151,686
Current portion of long-term debt............      (500)    (1,274)      (1,274)
                                               --------   --------     --------
                                                112,805    155,948      150,412
Less: Senior Subordinated Notes (see
  above).....................................   (98,055)   (98,260)     (98,362)
                                               --------   --------     --------
Long-term debt net of current portion........  $ 14,750   $ 57,688     $ 52,050
                                               ========   ========     ========

12 5/8% SENIOR SUBORDINATED NOTES DUE 2009

    On June 30, 1999, dj Ortho issued $100.0 million of 12 5/8% Senior Subordinated Notes due 2009 (the "Notes") to various investors in connection with the financing of the Recapitalization. The Notes were issued at a discount of $2.0 million which is being accreted to the Notes balance and amortized to interest expense over the life of the Notes. The Notes are general unsecured obligations of dj Ortho, subordinated in right of payment to all existing and future senior indebtedness of dj Ortho, pari passu in right of payment to all senior subordinated indebtedness of dj Ortho and senior in right of payment to all subordinated indebtedness.

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

4.  FINANCING ARRANGEMENTS (CONTINUED)

    Interest on the Notes is payable in cash semi-annually on each June 15 and December 15, commencing on December 15, 1999. The aggregate principal amount of the Notes matures on June 15, 2009.

    COVENANTS. The Notes contain covenants restricting the ability of dj Ortho and its subsidiaries to (i) incur additional indebtedness; (ii) prepay, redeem or repurchase debt; (iii) make loans and investments; (iv) incur liens and engage in sale lease-back transactions; (v) enter into transactions with affiliates; (vi) engage in mergers, acquisitions and asset sales; (vii) make optional payments on or modify the terms of the subordinated debt;
(viii) restrict preferred and capital stock of subsidiaries; (ix) declare dividends or redeem or repurchase capital stock; and (x) engage in other lines of businesses. As of December 31, 2000 and June 30, 2001, the Company was in compliance with all covenants.

    GUARANTEES; CO-ISSUERS. The Notes are guaranteed by DonJoy and co-issued by dj Ortho and DJ Capital, but are not guaranteed by dj Orthopedics, LLC de Mexico de S.A. de C.V., dj Orthopaedics Pty Ltd or dj Ortho Canada, Inc., dj Ortho's only existing subsidiaries (other than DJ Capital).

    OPTIONAL REDEMPTION. On or after June 15, 2004, the Notes may be redeemed, in whole or in part, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest and liquidated damages thereon, if any, to the redemption date if redeemed during the 12-month period commencing on June 15 of the years set forth below:

                                                              REDEMPTION
YEAR                                                            PRICE
----                                                          ----------
2004........................................................   106.313%
2005........................................................   104.208%
2006........................................................   102.104%
2007 and thereafter.........................................   100.000%

AMENDED CREDIT FACILITY

    In connection with the Recapitalization, dj Ortho entered into a Credit Agreement with First Union National Bank ("First Union") and the Chase Manhattan Bank ("Chase") and other lenders. In connection with the Orthotech Acquisition, the Credit Agreement was amended ("Amended Credit Agreement"). Under the Amended Credit Agreement, dj Ortho may borrow up to $64.5 million consisting of a revolving credit facility of up to $25.0 million (the "revolving credit facility") and term loans in a principal amount of $39.5 million (the "term loans"). The first term loan, in the amount of $15.5 million, was borrowed in connection with the Recapitalization and the second term loan, in the amount of $24.0 million, was borrowed to finance the Orthotech Acquisition. As of June 30, 2001, dj Ortho has borrowed $15.6 million under the revolving credit facility, primarily to consummate and fund working capital needs of the Orthotech Acquisition. The revolving credit facility includes options by dj Ortho to enter into revolving loans of up to $25.0 million, to enter into swingline loans and to obtain letters of credit from time to time. The revolving credit facility provides for letters of credit in an aggregate stated amount at any time outstanding not in excess of the lesser of $5.0 million and the difference between $25.0 million and the sum of the outstanding principal amount of dj Ortho revolving loans, letter of credit exposure and swingline exposure at such time. Borrowings under the Amended Credit Agreement bear interest at the rate per annum equal to the greatest of (a) the Prime

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

4.  FINANCING ARRANGEMENTS (CONTINUED)
Rate in effect on such day, (b) the Base Certificate of Deposit Rate in effect on such day plus 1% and (c) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%. Borrowings under the revolving credit facility and term loans bear interest at variable rates plus an applicable margin (ranging from 8.875% to 9.813% as of December 31, 2000 and 6.313% to 8.063% as of June 30,
2001).

    In addition to paying interest on outstanding principal under the Amended Credit Agreement, dj Ortho is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.5% per annum.

    REPAYMENT. The term loans will mature on June 30, 2005 and are subject to mandatory repayments and reductions as defined in the Amended Credit Agreement. The following table sets forth the principal payments on the term loans for the years 2001 through its maturity in 2005 (in thousands):

2001........................................................  $ 1,274
2002........................................................    1,274
2003........................................................    1,274
2004........................................................   17,202
2005........................................................   17,338
                                                              -------
Total.......................................................  $38,362
                                                              =======

    In addition, dj Ortho is required to make annual mandatory prepayments of the term loan under the amended credit facility in an amount equal to 50% of excess cash flow (as defined in the Amended Credit Agreement) (75% if dj Ortho's leverage ratio exceeds a certain level). dj Ortho had no excess cash flow at December 31, 1999 or 2000. In addition, the term loan is subject to mandatory prepayments in an amount equal to (a) 100% of the net cash proceeds of certain equity and debt issuances by DonJoy, dj Ortho or any of its subsidiaries and
(b) 100% of the net cash proceeds of certain asset sales or other dispositions of property by DonJoy, dj Ortho or any of its subsidiaries, in each case subject to certain exceptions. No mandatory prepayments were required by dj Ortho at December 31, 1999, December 31, 2000 or June 30, 2001.

    SECURITY; GUARANTEES. The obligations of dj Ortho under the Amended Credit Agreement are irrevocably guaranteed, jointly and severally, by DonJoy, DJ Capital and future subsidiaries. In addition, the Amended Credit Agreement and the guarantees thereunder are secured by substantially all the assets of the Company.

    COVENANTS. The Amended Credit Agreement contains a number of covenants that, among other things, restrict the ability of dj Ortho and its subsidiaries to (i) dispose of assets; (ii) incur additional indebtedness; (iii) incur or guarantee obligations; (iv) prepay other indebtedness or amend other debt instruments; (v) pay dividends or make other distributions (except for certain tax distributions); (vi) redeem or repurchase membership interests or capital stock, create liens on assets, make investments, loans or advances, make acquisitions; (vii) engage in mergers or consolidations; (viii) change the business conducted by dj Ortho and its subsidiaries; (ix) make capital expenditures; (x) or engage in certain transactions with affiliates and otherwise engage in certain activities. In addition, the Amended Credit Agreement requires dj Ortho and its subsidiaries to comply with specified financial ratios and tests, including a maximum consolidated leverage ratio test and a

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

4.  FINANCING ARRANGEMENTS (CONTINUED)
minimum consolidated interest coverage ratio test. The Amended Credit Agreement also contains provisions that prohibit any modifications of the Notes in any manner adverse to the lenders under the Amended Credit Agreement and that limit the dj Ortho's ability to refinance or otherwise prepay the Notes without the consent of such lenders. dj Ortho was in compliance with the covenants at December 31, 2000 and June 30, 2001.

5.  COMMON AND PREFERRED UNITS

    DonJoy is authorized to issue up to 2,900,000 common units and up to 100,000 preferred units. As of December 31, 2000 and June 30, 2001, 793,890 and 885,633 common units, respectively, and 44,405 and 44,405 preferred units, respectively, were issued and outstanding.

    In accordance with a unit purchase agreement dated as of June 28, 2000, the Former Parent sold its remaining interest of 54,000 common units in DonJoy to CDP and certain members of management for $5.9 million. JPMDJ Partners purchased 52,495 common units for a total consideration of $5.7 million and the members of management purchased the remaining 1,505 units for a total consideration of $0.2 million, substantially all of which was financed by loans from DonJoy, evidenced by full recourse promissory notes with market interest rates. As a result of this transaction, dj Ortho no longer reflects any intercompany transactions in its consolidated financial statements. The related party revenues were $10.7 million in 1998, $8.3 million in 1999 and $4.6 million in 2000.

    In connection with the unit purchase agreement, DonJoy agreed to amend and restate the promissory notes originally issued by the certain members of management in connection with the Recapitalization. The principal amount of each amended and restated note was equal to the sum of outstanding principal on the original notes and any accrued and unpaid interest on the notes. In addition to increasing the rate of interest payable on the notes from 5.30% to 6.62% per annum, the amended and restated notes permit the certain members of management to increase the principal amount due under the note by the amount of a scheduled interest payment (the "PIK Option"). If a certain member of management elects the PIK Option, the principal amount of his note is increased by the amount of the scheduled interest payment and interest then accrues on the principal amount of the note as so increased. The amended and restated notes mature in 2007.

    In connection with the Orthotech Acquisition, gross proceeds of $8.3 million from the sale of common units were received through the issuance of 73,775 common units to JPMDJ Partners for gross proceeds of $8.0 million and the issuance of 2,115 common units to certain members of management for gross proceeds of $231,000 (of which $174,000 was paid for through the issuance of full recourse promissory notes by the management members). Gross proceeds of $3.6 million from the sale of 4,221 units of Redeemable Preferred Units were received from existing Redeemable Preferred Unit holders of which the net proceeds totaled $3.4 million (excluding preferred unit fees).

    The Redeemable Preferred Units accrue a cumulative quarterly preferred return at a fixed rate of 14.0% per annum, subject to increase to 16.0% per annum upon the occurrence of certain events of non-compliance. Total dividends for the year ended December 31, 2000 were $5.3 million. Payment of the preferred dividends is made at the discretion of the Board of Managers. The proceeds received from the sale of the Redeemable Preferred Units are net of $1.8 million of preferred unit fees paid to J.P. Morgan Partners (23A SBIC), LLC (formerly CB Capital Investors, LLC), First Union Capital Partners, LLC and DJ Investment, LLC (formerly First Union Investors, Inc.). These Redeemable

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

5.  COMMON AND PREFERRED UNITS (CONTINUED)
Preferred Unit fees are being accreted over a period of 114 months, beginning July 1, 1999 and ending on December 31, 2008. The accretion of these Redeemable Preferred Units for the year ended December 31, 2000 was $0.2 million and are included in dividends. In addition to the rights with respect to the preferred return (including related tax distributions and distributions to the holders of preferred units of their original capital investment), the Redeemable Preferred Units will share ratably with the common units in any distributions (including tax distributions and upon liquidation) made by DonJoy in respect of common units (the Redeemable Preferred Units Participating Interest).

    The Redeemable Preferred Units are subject to mandatory redemption on December 31, 2009 and may be redeemed at DonJoy's option at any time. Upon a change of control, holders of Redeemable Preferred Units will have the right, subject to certain conditions, to require DonJoy to redeem their Redeemable Preferred Units (including the Redeemable Preferred Units Participating Interest). In addition, at any time after June 30, 2005 holders will have the right, subject to certain conditions, to require DonJoy to redeem their Redeemable Preferred Units Participating Interest. Unless equity proceeds or other funds are available to DonJoy for the purpose, the ability of DonJoy to make any of the foregoing payments will be subject to receipt of distributions from dj Ortho in amounts sufficient to make such payments and such distributions will be subject to the restrictions contained in the Amended Credit Agreement and the Indenture.

    Upon the occurrence of any Liquidation Event (as defined in the Third Amended and Restated Operating Agreement of DonJoy, L.L.C. dated July 7, 2000), the holders of Redeemable Preferred Units are entitled to receive payment, before any payments shall be made to the holders of common units, equal to the original costs of such Redeemable Preferred Unit plus any unpaid cumulative dividends. In addition, DonJoy has the option to redeem the Redeemable Preferred Units prior to the redemption date based upon the following percents which would be applied to the total of the original costs of such Redeemable Preferred Unit plus any unpaid cumulative dividends:

Prior to the first anniversary of original issuance date....    105%
On or after the first anniversary and prior to the second
  anniversary of original issuance date.....................    104%
On or after the second anniversary and prior to the third
  anniversary of original issuance date.....................    103%
On or after the third anniversary and prior to the fourth
  anniversary of original issuance date.....................    102%
On or after the fourth anniversary and prior to the fifth
  anniversary of original issuance date.....................    101%
On or after the fifth anniversary of original issuance
  date......................................................    100%

    VOTING. Except as otherwise required by applicable law or as set forth in the operating agreement or the members' agreement, holders of common units and Redeemable Preferred Units shall vote together as a single class on all matters to be voted on by the members, with each unit being entitled to one vote.

    TAX DISTRIBUTIONS. The indenture and the credit facility permit dj Ortho to make distributions to DonJoy in certain amounts to allow DonJoy to make distributions to its members to pay income taxes in respect of their allocable share of the taxable income of DonJoy and its subsidiaries including dj Ortho.

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

5.  COMMON AND PREFERRED UNITS (CONTINUED)
UNIT OPTIONS.

    Under DonJoy, L.L.C.'s Second Amended and Restated 1999 Option Plan, 166,799 common units are reserved for issuance upon exercise of options granted or to be granted under the plan as of December 31, 2000. In February 2001, the Company amended the 1999 Option Plan and, as of June 30, 2001, 178,799 common units are reserved for issuance upon exercise of options granted or to be granted under the Plan, as amended. The plan is administered by the Compensation Committee appointed from time to time by the Board of Managers and allows for the issuance of common unit options to officers, directors, employees, independent consultants and advisors of the Company. The plan expires on June 30, 2014 unless earlier terminated by the Board of Managers. The plan provides for the grant of nonqualified options to officers, directors, and employees of, and independent consultants and advisors to, the Company.

    Options will be granted in amounts to be agreed upon by the Compensation Committee. Options will generally vest either:

    - 25% beginning on June 30, 2000 and thereafter ratably over a 3 year period for those options granted on June 30, 2000 (Tier I), or

    - 25% at the end of 1 year from the date of the grant and the balance vesting ratably thereafter for all options granted after June 30, 2000 (Tier I), or

    - Tier II and III options which cliff vest on December 31, 2007; however, accelerated vesting can be achieved upon completion of certain events, or

    - Time-vested based upon achievement of certain sales targets.

    As of December 31, 2000 and June 30, 2001, 14,140 and 29,278 units, respectively, issued under this plan were exercisable and 17,959 and 16,729 units, respectively, were available for future grant under the option plan. The following table summarizes option activity through June 30, 2001:

                                                                                        WEIGHTED
                                                                                        AVERAGE
                                                                                        EXERCISE
                                                              OPTIONS    OPTION PRICE    PRICE
                                                              --------   ------------   --------
Outstanding as of December 31, 1998.........................       --        $--          $ --
  Granted...................................................  120,512        $100         $100
  Exercised.................................................       --         --            --
  Cancelled.................................................       --         --            --
                                                              -------
Outstanding as of December 31, 1999                           120,512        $100         $100
  Granted...................................................   28,328    $100 to $109     $104
  Exercised.................................................       --         --            --
  Cancelled.................................................       --         --            --
                                                              -------
Outstanding at December 31, 2000                              148,840    $100 to $109     $101
  Granted (unaudited).......................................   28,860    $100 to $147     $147
  Exercised (unaudited).....................................       --         --            --
  Cancelled (unaudited).....................................  (15,630)   $100 to $109     $102
                                                              -------
Outstanding at June 30, 2001 (unaudited)....................  162,070    $100 to $147     $109
                                                              =======

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

5.  COMMON AND PREFERRED UNITS (CONTINUED)
    The following table summarizes information concerning currently outstanding and exercisable options:

                                  OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                        ---------------------------------------   -------------------------
                           NUMBER                                     NUMBER
                        OUTSTANDING      WEIGHTED      WEIGHTED   EXERCISABLE AS   WEIGHTED
      RANGE OF             AS OF          AVERAGE      AVERAGE          OF         AVERAGE
      EXERCISE          DECEMBER 31,     REMAINING     EXERCISE    DECEMBER 31,    EXERCISE
       PRICES               2000       LIFE IN YEARS    PRICE          2000         PRICE
---------------------   ------------   -------------   --------   --------------   --------
100.....$....             136,540          13.60        $ 100         14,040         $100
109.....$....              12,300          14.60        $ 109             --         $109

    Pro forma information regarding net income is required by SFAS 123 and has been determined as if the Company had accounted for its employee options under the fair value method of SFAS 123. The fair value of these options was estimated at the date of grant using the minimum value model for option pricing with the following assumptions for 1999 and 2000: a risk-free interest rate of 6.25%; a dividend yield of zero; and a weighted average life of the option of 4 years for Tier I options and 8.5 years for Tier II and Tier III options.

    Option valuation models require the input of highly subjective assumptions. Because the Company's employee options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee options.

    For purposes of adjusted pro forma disclosures the estimated fair value of the options is amortized to expense over the vesting period. The Company's pro forma information is as follows for the years ended December 31 (in thousands):

                                                                1999       2000
                                                              --------   --------
Pro forma net income........................................   $6,569     $3,979

    The pro forma effect on net income is not necessarily indicative of potential pro forma effects on results for future years.

6.  RECAPITALIZATION COSTS AND FEES

    In connection with the Recapitalization, the Company incurred costs and fees of $8.8 million, $5.9 million for the Notes, $1.4 million for the credit agreement and $1.5 million for transaction fees and expenses related to equity. Of the $8.8 million, $7.4 million ($6.5 million net of accumulated amortization) has been capitalized in the accompanying balance sheet as of December 31, 2000. The remaining $1.5 million has been recorded as a reduction to members' equity (deficit) transaction fees and expenses as of December 31,1999. The capitalized debt fees are being amortized over the term of the related debt.

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

7.  SEGMENTS AND RELATED INFORMATION

    dj Ortho has two reportable segments as defined by Financial Accounting Standards Board SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. dj Ortho's reportable segments are business units that offer different products that are managed separately because each business requires different technology and marketing strategies. The rigid knee bracing segment designs, manufactures and sells rigid framed ligament and osteoarthritis knee braces and post-operative splints. The soft goods segment designs, manufactures and sells fabric, neoprene and Drytex based products for the knee, ankle, shoulder, back and wrist. dj Ortho's other operating segments are included in specialty and other complementary orthopedic products. None of the other segments met any of the quantitative thresholds for determining reportable segments. In 2001, dj Ortho determined that certain products within the soft goods segment and specialty and other complementary orthopedic products were more appropriately classified in the rigid knee bracing segment. In addition, certain products within specialty and other complementary orthopedic products were more appropriately classified in the soft goods segment. To be consistent with the current period presentation, prior periods have been reclassified. Information regarding industry segments is as follows (in thousands):

                                          YEARS ENDED DECEMBER 31,       SIX MONTHS       SIX MONTHS
                                       ------------------------------   ENDED JULY 1,   ENDED JUNE 30,
                                         1998       1999       2000         2000             2001
                                       --------   --------   --------   -------------   --------------
                                                                         (UNAUDITED)     (UNAUDITED)
Net revenues:........................
  Rigid knee bracing.................  $ 52,473   $ 52,953   $ 58,115      $27,672         $32,661
  Soft goods.........................    32,010     38,606     51,412       20,563          30,307
                                       --------   --------   --------      -------         -------
  Net revenues for reportable
    segments.........................    84,483     91,559    109,527       48,235          62,968
  Specialty and other complementary
    orthopedic products..............    15,653     21,344     29,647       12,217          17,895
  Freight revenue....................     3,507      3,515      4,412        1,861           2,420
                                       --------   --------   --------      -------         -------
Total consolidated net revenues......  $103,643   $116,418   $143,586      $62,313         $83,283
                                       ========   ========   ========      =======         =======
Gross profit:
  Rigid knee bracing.................  $ 36,669   $ 37,994   $ 41,189      $19,853         $23,281
  Soft goods.........................    15,707     18,723     24,662        9,686          13,225
                                       --------   --------   --------      -------         -------
  Gross profit for reportable
    segments.........................    52,376     56,717     65,851       29,539          36,506
  Specialty and other complementary
    orthopedic products..............     7,050      9,447     16,635        6,897           9,649
  Freight revenue....................     3,507      3,515      4,412        1,861           2,420
  Brand royalties....................    (3,249)    (1,817)        --           --              --
  Other cost of goods sold...........    (2,507)    (3,188)    (3,490)      (1,189)             28
                                       --------   --------   --------      -------         -------
Total consolidated gross profit......  $ 57,177   $ 64,674   $ 83,408      $37,108         $48,603
                                       ========   ========   ========      =======         =======

    The accounting policies of the reportable segments are the same as those described in the basis of presentation. dj Ortho allocates resources and evaluates the performance of segments based on gross profit. Intersegment sales were not significant for any period.

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

7.  SEGMENTS AND RELATED INFORMATION (CONTINUED)
    For the periods ended December 31, 1999 and 2000 and June 30, 2001, dj Ortho had no individual customer or distributor within a segment which accounted for more than 10% or more of total revenues.

    Assets allocated in foreign countries were not significant. Net revenues to customers, attributed to countries based on the location of the customer, were as follows (in thousands):

                                                                                SIX MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,      -------------------------
                                           ------------------------------     JULY 1,      JUNE 30,
                                             1998       1999       2000        2000          2001
                                           --------   --------   --------   -----------   -----------
                                                                            (UNAUDITED)   (UNAUDITED)
United States............................  $ 82,898   $ 95,022   $121,125     $51,475       $71,527
Europe...................................    11,050     11,473     11,124       6,186         6,570
Other countries..........................     6,188      6,408      6,925       2,791         2,766
Freight revenue..........................     3,507      3,515      4,412       1,861         2,420
                                           --------   --------   --------     -------       -------
Total consolidated net revenues..........  $103,643   $116,418   $143,586     $62,313       $83,283
                                           ========   ========   ========     =======       =======

    dj Ortho does not allocate assets to reportable segments because all property and equipment are shared by all segments of dj Ortho.

8.  CONDENSED CONSOLIDATING FINANCIAL INFORMATION

    As discussed in Notes 1 and 4 above, dj Ortho's obligations under the Notes are guaranteed by its parent, DonJoy L.L.C. This guarantee and any guarantee by a future wholly-owned subsidiary guarantor, is full and unconditional. dj Ortho and DJ Capital comprise all the direct and indirect subsidiaries of DonJoy (other than inconsequential subsidiaries). We have concluded separate financial statements of DonJoy, dj Ortho and DJ Capital are not required to be filed as separate reports under the Securities Exchange Act of 1934. The Notes and the Amended Credit Agreement contain certain covenants restricting the ability of dj Ortho and DJ Capital to, among other things, pay dividends or make other distributions (other than certain tax distributions) or loans or advances to DonJoy unless certain financial tests are satisfied in the case of the indenture or the consent of the lenders is obtained in the case of the credit facility. The indenture and the credit facility permit dj Ortho to make distributions to DonJoy in certain amounts to allow DonJoy to make distributions to its members to pay income taxes in respect of their allocable share of taxable income of DonJoy and its subsidiaries, including dj Ortho. At December 31, 2000, under these requirements, neither dj Ortho nor DJ Capital would be permitted to make dividends, distributions, loans or advances to DonJoy except for the permitted tax distributions.

9.  TRANSACTIONS WITH SMITH & NEPHEW

    Prior to the Recapitalization, the Company was a wholly owned subsidiary of Smith & Nephew, Inc. On June 30, 1999 the Company consummated the
Recapitalization. On June 28, 2000, the Former Parent sold its remaining interest in DonJoy to JPMDJ Partners and certain members of management (see
Note 1). As a result of this transaction, the Company no longer reflects any

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

9. TRANSACTIONS WITH SMITH & NEPHEW (CONTINUED) intercompany transactions on the consolidated balance sheets, statements of income and statements of cash flows.

    Under the control of its Former Parent, the Company had numerous transactions with its Former Parent and its affiliates. The intercompany obligations represent a net balance as the result of various transactions. There were no terms of settlement or interest charges associated with the account balance. The balance results from the Company's former participation in the Former Parent's central cash management program, wherein all the Company's cash receipts were remitted to the Former Parent and all cash disbursements were funded by the Former Parent. An analysis of intercompany transactions follows (in thousands):

                                                      YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                         1998          1999
                                                      -----------   -----------
Net cash remitted to Former Parent..................   $(18,256)     $(17,743)
Net intercompany sales..............................     (4,822)         (112)
Share of Former Parent's current income taxes.......      4,287          (134)
Corporate management expense allocations............      5,664         3,159
Cash owed to Former Parent..........................         --         1,002
I-Flow licensing agreement..........................         --           800
Capital contribution................................         --       (38,865)
Direct charges:
  Brand royalties...................................      3,249         1,817
  Payroll taxes and benefits........................      8,635         4,651
  Direct legal expenses.............................        324            67
  Foreign Sales Corporation (FSC) commission........        439            --
Miscellaneous other administrative expenses.........        680           131

    Prior to the Recapitalization, the Former Parent and Smith & Nephew, plc provided certain management, financial, administrative and legal services to the Company. These expenses and all other central operating costs, were charged on the basis of direct usage when identifiable, with the remainder allocated among the Former Parent's subsidiaries and divisions on the basis of their respective annual sales or percentage of capital employed.

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

9.  TRANSACTIONS WITH SMITH & NEPHEW (CONTINUED)
    Former Parent allocations consist of the following (in thousands):

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Corporate managed accounts and new business.................   $  394     $  195
Finance (risk management, treasury, audit, and taxes).......      310        177
Human resources and payroll.................................      291        147
Legal.......................................................      223        128
Research and development....................................      854        380
Corporate management expense................................    1,332        784
Bonus.......................................................      503        467
Pension.....................................................      514        267
Insurance...................................................    1,243        614
                                                               ------     ------
                                                               $5,664     $3,159
                                                               ======     ======

Amounts included in:
  Cost of goods sold........................................   $  991     $  495
  Sales and marketing.......................................      179         94
  General and administrative................................    4,439      2,553
  Research and development..................................       55         17
                                                               ------     ------
                                                               $5,664     $3,159
                                                               ======     ======

    Also prior to the Recapitalization, the Company participated in the Former Parent's corporate insurance programs for workers' compensation, product and general liability. These charges were settled with the Former Parent, and thus, accruals for related liabilities, if any, were maintained by the Former Parent and are not reflected in the accompanying consolidated balance sheets.

10.  RESTRUCTURING

    In March 1998, dj Ortho combined its two operating facilities into one location in Vista, California and accrued $2.5 million in costs resulting from the restructuring which had no future economic benefit. These costs relate primarily to remaining lease obligations on the vacated facility, net of projected sublease income, and severance costs associated with the termination of twelve employees. Included in general and administrative costs for 1998 are $0.2 million of costs also related to the combination of the facilities. Pursuant to the Recapitalization agreement, the restructuring reserve, which amounted to $0.9 million at June 29, 1999 and consisted of the remaining lease obligations on the vacated facility, was assumed by Smith & Nephew.

11.  COMMITMENTS AND CONTINGENCIES

    The Company is obligated under various noncancellable operating leases for land, buildings, equipment, vehicles and office space through February 2008. Certain of the leases provide that dj

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

11.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
Ortho pay all or a portion of taxes, maintenance, insurance and other operating expenses, and certain of the rents are subject to adjustment for changes as determined by certain consumer price indices and exchange rates. In connection with the Recapitalization, the Company entered into a subleasing agreement with Smith & Nephew for its Vista facility. DonJoy has guaranteed the payment of rent and other amounts owed under the sublease by the Company.

    Minimum annual lease commitments for noncancellable operating leases as of December 31, 2000 are as follows (in thousands):

2001........................................................  $ 2,458
2002........................................................    2,263
2003........................................................    2,202
2004........................................................    1,880
2005........................................................    1,852
2006 and thereafter.........................................    4,013
                                                              -------
                                                              $14,668
                                                              =======

    Aggregate rent expense was approximately $3.2 million, $2.7 million and $3.2 million for the years ended December 31, 1998, 1999 and 2000 and $1.4 million and $1.7 million for the six months ended July 1, 2000 and June 30, 2001, respectively.

LICENSE AGREEMENTS

    In August of 1998, the Company entered into an exclusive license agreement with IZEX Technologies, Incorporated ("IZEX") to acquire the intellectual property rights and to retain IZEX to consult on the design and development of an advanced rehabilitation bracing system. Under the license, the Company also has the worldwide exclusive rights to manufacture, use and sell developed products. At December 31, 2000, $1.0 million is included in intangible assets (patented technology) in the accompanying balance sheet. Under an amended agreement, the Company is obligated to make an additional payment of $0.8 million.

    In 1999, the Company entered into an agreement, which was subsequently amended, with I-Flow Corporation ("I-Flow") for the exclusive North American distribution rights for the PainBuster-TM- Pain Management Systems manufactured by I-Flow for use after orthopedic surgical procedures. The license payment has been capitalized during 1999 and is being amortized over 5 years. In addition, the Company purchased $2.8 million in I-Flow product during 2000 and is required to purchase $2.5 million in I-Flow product in 2001.

CONTINGENCIES

    The Company is subject to legal proceedings and claims that arise in the normal course of business. While the outcome of the proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

                                 DONJOY, L.L.C.

            (INFORMATION AS OF JUNE 30, 2001 AND FOR THE SIX MONTHS
               ENDED JULY 1, 2000 AND JUNE 30, 2001 IS UNAUDITED)

12.  RETIREMENT PLANS

    Prior to the Recapitalization, substantially all of the Company's employees participated in a defined benefit pension plan sponsored by the Former Parent. Benefits related to this plan were computed using formulas, which were generally based on age and years of service. Aggregate pension prepayments and liabilities related to this plan are recorded by the Former Parent. Pension expense allocated (based on relative participation) to the Company related to this plan was as follows (in thousands):

                                                       YEARS ENDED DECEMBER 31,
                                                       -------------------------
                                                          1998          1999
                                                       -----------   -----------
Service costs........................................     $466          $242
Interest costs.......................................       48            25
                                                          ----          ----
Total pension expense allocated......................     $514          $267
                                                          ====          ====

    DonJoy has a qualified 401(k) profit-sharing plan covering substantially all of its U.S. employees, which is substantially the same as the plan previously provided by Smith & Nephew. The assets funding the Smith & Nephew plan were transferred to the DonJoy 401(k) Plan. The Company matches dollar for dollar the first $500, then matches at a 30 percent rate, employee contributions up to 6 percent of total compensation. The Company's matching contributions related to this plan were $0.3 million, $0.3 million and $0.4 million for the years ended December 31, 1998, 1999 and 2000, respectively. The plan also provides for discretionary Company contributions (employee profit sharing) which began on June 30, 1999 as approved by the Board of Managers. There were no contributions for the year ended December 31, 2000. The Company's discretionary 401(k) contributions for the year ended December 31, 1999 were $228,000. DonJoy's 401(k) plan is administered by Fidelity Investments Institutional Services Company, Inc.

13.  TERMINATED ACQUISITION

    In October 2000, the Company decided to discontinue its pursuit of a potential acquisition. Absent the resumption of negotiations which is not currently anticipated, costs incurred related to this potential acquisition have been expensed during the fourth quarter of 2000 in the amount of $0.4 million.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                       DJ ORTHOPEDICS, LLC
                                                       DJ ORTHOPEDICS CAPITAL CORPORATION
                                                       DONJOY, L.L.C.
                                                       (Registrant)

Dated August 27, 2001                                  By:  /s/ LESLIE H. CROSS
                                                            -----------------------------------------
                                                            Leslie H. Cross
                                                            President and Chief Executive Officer
                                                            (Principal Executive Officer)

Dated August 27, 2001                                  By:  /s/ CYRIL TALBOT III
                                                            -----------------------------------------
                                                            Cyril Talbot III
                                                            Senior Vice President, Chief Finacial
                                                            Officer and Secretary (Principal Financial
                                                            Officer)

                                      II-1